Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Blue Hill Tech Inc.
3131 Western Ave Suite 411
Seattle, WA 98121
https://artly.ai/

Up to $4,589,394.80 in Series CF-2 Preferred Stock at $14.09
Minimum Target Amount: $19,993.71

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Blue Hill Tech Inc.
Address: 3131 Western Ave Suite 411, Seattle, WA 98121
State of Incorporation: DE
Date Incorporated: June 15, 2020

Terms:

Equity

Offering Minimum: $19,993.71 | 1,419 shares of Series CF-2 Preferred Stock
Offering Maximum: $4,589,394.80 | 325,720 shares of Series CF-2 Preferred Stock
Type of Security Offered: Series CF-2 Preferred Stock
Purchase Price of Security Offered: $14.09
Minimum Investment Amount (per investor): $493.15

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

TTW Reservations Page Bonus: All Reservations Holders will receive 10% bonus shares.

Loyalty Bonus: Certain eligible prior supporters, customers, and personal contacts of the Company may receive a 5% bonus, as determined by the Company and administered in accordance with the offering terms.

Combo/Avid Investor Perk

Invest $500+ within the first two weeks and receive 1% bonus shares

Invest $2,500+ within the first two weeks and receive 2% bonus shares

Invest $5,000+ within the first two weeks and receive 5% bonus shares

Invest $10,000+ within the first two weeks and receive 10% bonus shares

Volume Based Perk

Tier 1 Perk — Invest $2,500 + receive and receive an invitation to Private Investor Group

Tier 2 Perk — Invest $5,000+ and receive Artly reward points worth $100 in the artly app account + 1% bonus shares

Tier 3 Perk — Invest $10,000+ and receive Artly reward points worth $250 in the artly app account + 2% bonus shares

Tier 4 Perk — Invest $25,000+ and receive Artly reward points worth $500 in the artly app account + 5% bonus shares+ virtual call with executive team.

Tier 5 Perk — Invest $50,000+ and receive Artly reward points worth $1000 in the artly app account + 7% bonus shares + virtual call with executive team.

Tier 6 Perk — Invest $100,000+ and receive Artly reward points worth $2000 in the artly app account + 10% bonus shares + Priority queue for a limited partnership opportunity (10 in total for Series CF-2 and selected areas only) + 1:1 virtual call with the executive team.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Blue Hill Tech Inc. (Artly) will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $14.09 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1409. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Blue Hill Tech, Inc. dba Artly ("Artly" or the "Company") is a robotics and AI company focused on developing the core intelligence layer for physical AI. Our flagship platform, Artly AI, is the world's first no-code, hardware-agnostic AI training program for robots. Using imitation learning and Vision-Language-Action models, Artly AI enables anyone to teach a robot a real-world skill via human demonstration in as little as 30 minutes.

Since 2021, the Company has validated this technology through automating high-skill beverage preparation and related physical workflows. Artly's robotic coffee deployments serve as a real-world commercial proving ground for its broader technology platform, allowing the Company to refine hardware, software, training, and deployment systems in live environments. The Company combines specialty coffee operations with proprietary robotic and AI systems designed to improve consistency, repeatability, and labor efficiency in commercial settings.

We operate our own Artly Coffee locations while also partnering with third-party businesses in retail and commercial venues. These operating environments allow the Company to commercialize its coffee offerings, refine its robotic systems in live settings, and expand distribution through both company-operated and partner-operated deployments.

By combining AI and robotic systems with specialty coffee operations, Artly is developing technology designed to improve consistency, repeatability, and labor efficiency in food and beverage preparation. The Company believes these live deployments also support the ongoing development of broader automation capabilities that may be applied to adjacent commercial workflows over time.

IP

Artly Coffee has applied for three patents related to its robotic barista technology. The first patent, US Application No. 17/195,280, is for a system and method for collaborative robotic food and beverage preparation and service. The second patent, PCT Application No. PCT/US21/33430, is for a system and method for robotic food and beverage preparation using computer vision. The third patent, PCT Application No. PCT/US21/33727, is for a system and method for teaching a robot to mimic precise human motions for creation of coffee and beverages.

Competitors and Industry

Industry

The global robotics market is undergoing a structural inflection. What was once a market defined by fixed-function industrial machinery is rapidly transforming into a software-driven ecosystem powered by advances in AI, computer vision, and machine learning. Industry analysts estimate the global robotics market at approximately $87.7 billion in 2025, with projections reaching $476 billion by 2035 — a potential 442% increase driven by the convergence of capable AI models and a widening skilled labor gap.

Underlying this growth is a fundamental problem that traditional automation has failed to solve. Approximately 75% of employers report difficulty filling roles that depend on hands-on, skilled labor across foodservice, healthcare, retail, logistics, and manufacturing. Industrial robots have historically required months of specialized engineering to deploy, placing automation out of reach for most operators. The result is a large and underserved market of businesses that need labor efficiency but lack the technical infrastructure to achieve it.

The Company believes recent advances in imitation learning and Vision-Language-Action (VLA) models represent a meaningful shift in what is possible. These technologies enable robots to learn complex, fine-motor tasks through human demonstration rather than manual programming, collapsing deployment timelines from months to minutes and making automation economically viable for a much broader set of operators and industries.

Artly operates at the intersection of these trends. The Company's platform addresses demand across multiple large verticals, including foodservice, healthcare, and hospitality, where the need for consistency, labor efficiency, and scalable skill replication is growing. The Company's business is influenced by the pace of AI model improvement, the rate of enterprise adoption of robotic systems, and the continued expansion of deployable use cases. As the software layer enabling skill transfer across hardware platforms, we believe Artly is positioned to benefit from robot fleet growth regardless of which hardware manufacturers or end industries lead adoption.

Sources:

https://sca.coffee/sca-news/2025-national-coffee-data-trends-report-available?

https://www.grandviewresearch.com/industry-analysis/specialty-coffee-market-report

https://ico.org/resources/coffee-market-report-statistics-section/

Competitors

The Company operates in two related competitive landscapes: the automated beverage and self-serve foodservice automation market, and the emerging physical AI and robotics foundation model market. As Artly's strategic positioning evolves toward the latter — providing the core intelligence layer for physical AI broadly, with foodservice as its proving ground. Both dimensions are relevant to investors.

Within the automate beverage and foodservice market, the Company competes primarily with other robotic or automated coffee kiosk providers rather than traditional specialty coffee operators. Relevant competitors and adjacent market participants include Café X, Costa Coffee's automated BaristaBot concept, and other robotic kiosk operators serving corporate campuses, hospitals, airports, universities, and other high-traffic venues where traditional staffed café formats are not operationally or economically viable.

The Company does not view established coffee chains or specialty café operators as direct competitors. Artly's Barista Bot is deployed in locations where a human-staffed café is not a realistic alternative, functioning closer to a premium vending solution than a coffee shop. In this respect, the Company competes most directly with lower-quality automated dispensing options and positions itself as a meaningfully superior alternative in terms of product quality, consistency, and customer experience.

A key near-term competitive differentiator is the Company's pursuit of NSF International certification. Upon certification, Artly's Barista Bot is expected to be the only automated beverage robot of its class with NSF certification, a designation which validates food safety standards and is a prerequisite for deployment in regulated environments including hospitals, university dining facilities, and certain corporate and government accounts. The Company believes this certification, combined with its fully-enclosed kiosk model, will be a material advantage in securing institutional deployments. Artly currently has signed demand of over 1,900 locations contingent on NSF certification and the availability of its enclosed kiosk format.

As the Company positions its AI platform as a general capability layer for physical AI, it also operates in a broader landscape that includes foundation model developers and humanoid robot platform companies. The Company does not view most of these players as direct competitors; rather, they represent the ecosystem within which Artly's deployment and skill-transfer infrastructure becomes increasingly valuable. Artly's differentiation in this category is its commercial deployment loop: the Company teaches robots real workflows, operates them in live business environments, and accumulates proprietary dexterous manipulation data at scale — capabilities that research-oriented or platform-layer players do not currently address.

Regarding foundation models and physical AI platforms, the space includes Physical Intelligence, Skild AI, Covariant, NVIDIA, and Genesis AI, among others. These companies are building general-purpose robot intelligence, cross-embodiment models, and developer infrastructure — work that is complementary to, rather than directly competitive with, Artly's commercial offering. Where foundation model players are focused on broad robot capability and research-platform development, Artly is focused on the application layer: teaching robots specific workflows through imitation learning from human demonstration, deploying them in live business environments, and accumulating proprietary operational data at scale through a continuous deployment loop. That deployment loop is not something research-platform oriented players currently replicate to our knowledge. Artly's enterprise customers include NVIDIA, reflecting the Company's position within this ecosystem rather than in opposition to it.

Companies including Figure AI, Sanctuary AI, Tesla Optimus, Agility Robotics, 1X, and Boston Dynamics are building humanoid and mobile robot platforms that form the hardware infrastructure of the physical AI ecosystem. These companies are generally not focused on solving the workflow-transfer and operationalization problem for service-industry operators , which is the core of Artly's commercial offering. The Company teaches robots craft-based skills through human demonstration and imitation learning, then operates those robots in live environments where ongoing performance data compounds over time. The Company views humanoid robot platforms as potential future deployment targets for its AI rather than as competitors.

Competitors vary in business model, geographic focus, equipment design, and degree of automation. Some emphasize self-serve kiosk formats, while others pursue enterprise or venue partnership models. The Company may also encounter competition from operators using partially automated espresso systems or other labor-reduction technologies that fall short of full robotic preparation. However, the Company believes its combination of NSF certification, hardware-agnostic AI platform, and demonstrated enterprise traction across 40+ live deployments provides a defensible competitive position as the market matures. These deployments have produced over 1.2 million cups served, generating one of the largest proprietary dexterous manipulation datasets in existence — a compounding data asset that continuously improves model performance and helps increase the differentiation between Artly and later-stage competitors.

Current Stage and Roadmap

Current stage

The Company is currently in market with operating locations and commercial deployments across multiple geographies. These live environments allow Artly to improve reliability, refine workflows, and validate customer adoption in real-world settings. Critically, each deployment also functions as a data-generation environment for Artly AI, the Company's physical AI training platform: robots operating in live service settings continuously produce dexterous manipulation data that feeds model improvement across the fleet.

In 2025, the Company also publicly showcased product upgrades, including a robotic hand enhancement at NVIDIA GTC 2025 and a more compact "mini Barista Bot" configuration at the National Restaurant Association Show 2025. These product updates were intended to improve system flexibility, expand deployment options, and support a broader range of beverage use cases. The Company also continued development of Artly AI, its hardware-agnostic platform for training and deploying robot skills through imitation learning from human demonstration.

Future roadmap

Artly's roadmap extends beyond coffee as a single use case and positions coffee as the initial commercial proof point for a broader robotics platform. The Company's longer-term vision is for Artly AI to function as a general-purpose skill acquisition and deployment layer, enabling operators to teach robots new workflows through human demonstration, without requiring custom engineering for each task or robot form factor.

Artly AI is currently offered as a managed service, with the Company handling training, deployment, and ongoing operations on behalf of customers. The Company plans to develop a self-serve SaaS platform that would enable operators to train and deploy robot skills directly, expanding access to the platform beyond managed service engagements.

By combining AI and robotic systems with specialty coffee operations, Artly is developing technology designed to improve consistency, repeatability, and labor efficiency in beverage preparation. The Company believes these live deployments also support the ongoing development of broader automation capabilities that may be applied to adjacent commercial workflows over time. The Company is also exploring adjacent use cases in food preparation and healthcare, including selected pilots and workflow demonstrations such as acai bowls, cocktails, and slicing tasks.

The Team

Officers and Directors

Name: Meng Wang

Meng Wang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Co-Founder, CTO, Board Member, Principal Accounting Officer
  Dates of Service: January, 2020 - Present
  Responsibilities: As the co-founder of Artly Coffee, Meng Wang leads the technology and product development teams, leveraging his expertise in AI and machine learning to drive the evolution of our robotic baristas. His responsibilities include steering the strategic direction of the company, overseeing technology advancements, and making pivotal business decisions to ensure the success and growth of Artly Coffee. In. Meng currently receives an annual salary of $100,000 in addition to being a principal security holder of the company.

Other business experience in the past three years:

- Employer: Amazon Web Services (AWS)
  Title: Principal Applied Scientist
  Dates of Service: September, 2015 - December, 2021
  Responsibilities: At AWS AI, following the acquisition of his company Orbeus, Meng Wang led the development and implementation of cutting-edge AI services like Rekognition and Textract. His responsibilities involved driving the technical vision, overseeing the design and development of AI solutions, and ensuring seamless integration of these technologies into AWS's broad service offerings. His role was instrumental in enhancing the AI capabilities of AWS and providing value to its global client base. Deep learning algorithms, frameworks, services.

Name: Yushan Chen

Yushan Chen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member
  Dates of Service: October, 2019 - Present
  Responsibilities: Overseeing the day-to-day operations of the company and steering product development. Her role involves ensuring operational efficiency, directing the creation and improvement of our robotic barista products, and aligning these with the company's strategic goals. Her guidance is key to delivering high-quality coffee experiences consistently and scaling the business effectively. She currently receives an annual salary of $100,000.

Other business experience in the past three years:

- Employer: Amazon
  Title: Senior Product Manager
  Dates of Service: September, 2015 - October, 2019
  Responsibilities: Senior Product Manager

Name: Alex Mecl

Alex Mecl's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: May, 2026 - Present
  Responsibilities: Alex manages operations for Artly. He receives a salary of $72,000 and owns 5% of the Company's equity.

Other business experience in the past three years:

- Employer: Tsunami Capital Group, Inc.
  Title: CEO
  Dates of Service: November, 2002 - May, 2026
  Responsibilities: Founder and manager of the company. Managing day to day operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF-2 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Series CF-2 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products

Certain products and platform capabilities remain in development or early deployment and may not achieve commercial adoption, performance targets, or economic viability on the timeline currently expected, or at all.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our coffee robots. Delays or cost overruns in the development of our coffee robots and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Series CF-2 Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company is still at an early stage of growth and has a limited operating history relative to larger, more established competitors. Although the Company has generated revenue and commercial traction, it has not yet demonstrated sustained profitability.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a handful of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell a product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Technological Risks
Artly heavily relies on AI and robotic technology to deliver its specialty coffee experiences. Investing in such cutting-edge technology comes with inherent risks, including potential technical glitches, system failures, or software vulnerabilities. Any major technological malfunction could disrupt operations and negatively impact the customer experience, brand reputation, and financial performance.

Intellectual Property Challenges
While Artly has applied for patents related to its robotic barista technology, there is always a risk that the patents may not be granted or that competitors could challenge the validity of these patents. In case Artly's intellectual property rights are not effectively protected, it could face increased competition from imitators or struggle to maintain its competitive edge in the market.

Competitive Landscape
Artly operates in a competitive industry with notable competitors such as Briggo, Cafe X, and Rozum Café. These competitors have their own robotic coffee solutions and may have established market presence and customer loyalty. Artly's ability to differentiate itself and capture market share will depend on factors such as product quality, customer experience, and pricing. Intense competition may impact Artly's growth potential and profitability.

Market Volatility
The specialty coffee industry, like any other industry, is subject to market fluctuations and economic uncertainties. Factors such as changing consumer preferences, shifts in coffee prices, and macroeconomic conditions can impact the demand for specialty coffee. A decline in market demand or an economic downturn could affect Artly's sales and financial performance.

Regulatory and Compliance Risks

As an innovative company in the AI and robotics space, Artly may face regulatory challenges and compliance requirements related to food safety, health codes, labor laws, and data privacy. Failure to comply with these regulations or adapt to evolving legal frameworks could lead to fines, reputational damage, or even legal action.

Supply Chain Disruptions
The COVID-19 pandemic highlighted the vulnerability of supply chains across various industries. Artly's operations could be adversely affected by disruptions in the supply chain, including delays in sourcing high-quality coffee beans, equipment malfunctions, or logistical challenges. Any interruption in the supply chain could impact Artly's ability to meet customer demand and maintain consistent product quality.

Expansion Risks
Artly's future roadmap includes plans for rapid expansion, opening new locations, and increasing the number of robots. Expansion initiatives are inherently risky and require significant capital investment. Challenges may arise in finding suitable locations, managing operational logistics, recruiting and training staff, and maintaining consistent quality across multiple outlets. The success of Artly's expansion strategy will depend on efficient execution and market acceptance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Meng Wang	3,112,500	Common Stock	
Meng Wang	205,402	Series Seed Preferred Stock	34.93%
Meng Wang	365,719	Series Pre-A3 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Pre-A1 Preferred Stock, Series Pre-A2 Preferred Stock, Series Pre-A3 Preferred Stock, Series CF Preferred Stock, Series CF-2 Preferred Stock, and 2024 SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 325,720 of Series CF-2 Preferred Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 6,998,818 outstanding.

Voting Rights

One vote per share.

Material Rights

The amount of Common Stock outstanding includes 1,725,381 shares reserved for issuance under the Company's Stock Incentive Plan and 295,664 shares of Restricted Stock.

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit F, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

The holders of Common Stock are entitled to elect two directors of the Company.

For the purposes of determining the number of shares of Common Stock outstanding under this section, the Company treats as outstanding all shares of Common Stock reserved under its 2020 Stock Incentive Plan.

Series Seed Preferred Stock

The amount of security authorized is 1,091,225 with a total of 1,091,225 outstanding.

Voting Rights

The holders of Series Seed Preferred Stock, Series Pre-A1 Preferred Stock, Series Pre-A2 Preferred Stock, and Series Pre-A3 Preferred Stock (collectively, the "Voting Preferred Stock") will vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote.

Material Rights

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit F, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

The Preferred Stock has the following rights and preferences:

Dividends:

Holders of Preferred Stock are entitled to receive dividends declared by the Board of Directors of the Company. Dividends are paid at a rate of 4% of the applicable Original Issue Price per annum for each share of Preferred Stock. Dividends are paid on a pro rata, pari passu basis, in preference and priority to any dividends on Common Stock.

Dividends on Preferred Stock are not cumulative, and no right to dividends accrues if dividends are not declared.

Liquidation, Dissolution, or Winding Up:

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series Pre-A1 Preferred Stock, Series Pre-A2 Preferred Stock, and Series Pre-A3 Preferred Stock (collectively, the "Series Pre-A Preferred Stock") and Series CF Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds, as applicable, on a pari passu basis, before any payment shall be made to the holders of Series Seed Preferred Stock and Common Stock, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of such series of Series Pre-A Preferred Stock and Series CF Preferred Stock (and all shares of all other series of Series Pre-A Preferred Stock that would receive a larger distribution per share if such series of Series Pre-A Preferred Stock and all such other series of Series Pre-A Preferred Stock were converted into Common Stock) been converted into Common Stock at the then effective applicable Conversion Price immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Pre-A Preferred Stock and Series CF Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series Pre-A Preferred Stock and Series CF Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment of all preferential amounts required to be paid to the holders of Series Pre-A Preferred Stock and Series CF Preferred Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds, as applicable, before any payment shall be made to the holders of Series CF-2 Preferred Stock and Common Stock, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock at the then effective applicable Conversion Price immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock:

After satisfying all preferential payments to Preferred Stock holders, the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Deemed Liquidation Events:

For the purposes of determining the above mentioned distributions to the stockholders, a Deemed Liquidation Event includes, unless waived by holders of at least a majority of the outstanding shares of Voting Preferred Stock (the "Requisite Holders"), a merger or consolidation involving the Company or a subsidiary, or the sale, lease, or transfer of substantial assets of the Company and its subsidiaries.

The value of the property, rights, or securities distributed in a Deemed Liquidation Event is determined by the Board of Directors.

In certain cases, where any portion of consideration is payable upon contingencies ("Additional Consideration"), the portion of consideration that is not subject to contingencies ("Initial Consideration") shall first be allocated among the stockholders in accordance with the liquidation preference as if the Initial Consideration were the only consideration payable; after the Additional Consideration becomes payable, it shall be allocated among the stockholders in accordance with the liquidation preference after taking into account the previous payment of Initial Consideration.

Director Election:

The holders of Voting Preferred Stock are entitled to elect one director of the Company as long as at least 1,864,469 shares of Voting Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Preferred Stock) are outstanding.

Protective Provisions:

At any time when at least 1,864,469 shares of Voting Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Preferred Stock) are outstanding, the Company shall not take certain actions set forth in the Company's Certificate of Incorporation without the written consent or affirmative vote of the Requisite Holders.

Conversion:

Each share of Voting Preferred Stock may, at the option of the holder thereof, be convertible into shares of Common Stock based on the then applicable Conversion Price. The initial Conversion Price shall be equal to the applicable Original Issue Price, as adjusted in accordance with the Company's Certificate of Incorporation.

If the Company issues any Common Stock, any evidence of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock ("Convertible Securities"), or any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, without consideration or for a consideration per share less than the applicable Conversion Price of one or more series of Voting Preferred Stock, the then Conversion Price of such series of Voting Preferred Stock shall be adjusted on a broad-based weighted average basis.

Preferred Stock will be automatically converted into Common Stock upon either (i) an IPO resulting in at least $50,000,000 of gross proceeds to the Company or (ii) the election of the Requisite Holders.

Series Pre-A1 Preferred Stock

The amount of security authorized is 101,125 with a total of 101,125 outstanding.

Voting Rights

The holders of Series Pre-A1 Preferred Stock, together with the holders of other Voting Preferred Stock, will vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote.

Material Rights

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit F, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

Please refer to the Material Rights as outlined under the Series Seed Preferred Stock entry.

Series Pre-A2 Preferred Stock

The amount of security authorized is 342,273 with a total of 342,273 outstanding.

Voting Rights

The holders of Series Pre-A2 Preferred Stock, together with the holders of other Voting Preferred Stock, will vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote.

Material Rights

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit F, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

Please refer to the Material Rights as outlined under the Series Seed Preferred Stock entry.

Series Pre-A3 Preferred Stock

The amount of security authorized is 2,011,456 with a total of 2,011,456 outstanding.

Voting Rights

The holders of Series Pre-A3 Preferred Stock , together with the holders of other Voting Preferred Stock, will vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote. 1 vote per share of Common Stock into which the shares of Voting Preferred Stock are convertible as of the record date for determining stockholders entitled to vote.

Material Rights

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit F, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

Please refer to the Material Rights as outlined under the Series Seed Preferred Stock entry.

Series CF Preferred Stock

The amount of security authorized is 685,654 with a total of 403,984 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred Stock other than rights provided under applicable laws, including the Delaware General Corporation Law.

Material Rights

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit F, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

The Series CF Preferred Stock has the following rights and preferences:

Dividends:

Holders of Preferred Stock are entitled to receive dividends declared by the Board of Directors of the Company. Dividends are paid at a rate of 4% of the applicable Original Issue Price per annum for each share of Preferred Stock. Dividends are paid on a pro rata, pari passu basis, in preference and priority to any dividends on Common Stock.

Dividends on Preferred Stock are not cumulative, and no right to dividends accrues if dividends are not declared.

Liquidation, Dissolution, or Winding Up:

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series Pre-A Preferred Stock and Series CF Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds, as applicable, on a pari passu basis, before any payment shall be made to the holders of Series Seed Preferred Stock and Common Stock, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of such series of Series Pre-A Preferred Stock and Series CF Preferred Stock (and all shares of all other series of Series Pre-A Preferred Stock that would receive a larger distribution per share if such series of Series Pre-A Preferred Stock and all such other series of Series Pre-A Preferred Stock were converted into Common Stock) been converted into Common Stock at the then effective applicable Conversion Price immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Pre-A Preferred Stock and Series CF Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series Pre-A Preferred Stock and Series CF Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment of all preferential amounts required to be paid to the holders of Series Pre-A Preferred Stock and Series CF Preferred Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds, as applicable, before any payment shall be made to the holders of Series CF-2 Preferred Stock and Common Stock, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock at the then effective applicable Conversion Price immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock:

After satisfying all preferential payments to Preferred Stock holders, the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Deemed Liquidation Events:

For the purposes of determining the abovementioned distributions to the stockholders, a Deemed Liquidation Event includes, unless waived by the Requisite Holders, a merger or consolidation involving the Company or a subsidiary, or the sale, lease, or transfer of substantial assets of the Company and its subsidiaries.

The value of the property, rights, or securities distributed in a Deemed Liquidation Event is determined by the Board of Directors.

In certain cases, where any portion of consideration is payable upon contingencies ("Additional Consideration"), the portion of consideration that is not subject to contingencies ("Initial Consideration") shall first be allocated among the stockholders in accordance with the liquidation preference as if the Initial Consideration were the only consideration payable; after the Additional Consideration becomes payable, it shall be allocated among the stockholders in accordance with the liquidation preference after taking into account the previous payment of Initial Consideration.

Conversion:

There are no optional conversion rights associated with Series CF Preferred Stock. All Preferred Stock will be automatically converted into Common Stock upon either (i) an IPO resulting in at least $50,000,000 of gross proceeds to the Company or (ii) the election of the Requisite Holders.

Please refer to Exhibit F of this Offering Memorandum for the Certificate of Incorporation.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series CF-2 Preferred Stock

The amount of security authorized is 406,936 with a total of 30,136 outstanding.

Voting Rights

There are no voting rights associated with Series CF-2 Preferred Stock other than rights provided under applicable laws, including the Delaware General Corporation Law.

Material Rights

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit F, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

The Series CF-2 Preferred Stock has the following rights and preferences:

Dividends:

Holders of Preferred Stock are entitled to receive dividends declared by the Board of Directors of the Company. Dividends are paid at a rate of 4% of the applicable Original Issue Price per annum for each share of Preferred Stock. Dividends are paid on a pro rata, pari passu basis, in preference and priority to any dividends on Common Stock.

Dividends on Preferred Stock are not cumulative, and no right to dividends accrues if dividends are not declared.

Liquidation, Dissolution, or Winding Up:

After the payment of all preferential amounts required to be paid to the holders of Series Pre-A Preferred Stock, Series CF Preferred Stock, and Series Seed Preferred Stock, the holders of shares of Series CF-2 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds, as applicable, before any payment shall be made to the holders of Common Stock, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series CF-2 Preferred Stock been converted into Common Stock at the then effective applicable Conversion Price immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series CF-2 Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series CF-2 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock:

After satisfying all preferential payments to Preferred Stock holders, the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Deemed Liquidation Events:

For the purposes of determining the abovementioned distributions to the stockholders, a Deemed Liquidation Event includes, unless waived by the Requisite Holders, a merger or consolidation involving the Company or a subsidiary, or the sale, lease, or transfer of substantial assets of the Company and its subsidiaries.

The value of the property, rights, or securities distributed in a Deemed Liquidation Event is determined by the Board of Directors.

In certain cases, where any portion of consideration is payable upon contingencies ("Additional Consideration"), the portion of consideration that is not subject to contingencies ("Initial Consideration") shall first be allocated among the stockholders in accordance with the liquidation preference as if the Initial Consideration were the only consideration payable; after the Additional Consideration becomes payable, it shall be allocated among the stockholders in accordance with the liquidation preference after taking into account the previous payment of Initial Consideration.

Conversion:

There are no optional conversion rights associated with Series CF-2 Preferred Stock. All Preferred Stock will be automatically converted into Common Stock upon either (i) an IPO resulting in at least $50,000,000 of gross proceeds to the Company or (ii) the election of the Requisite Holders.

Please refer to Exhibit F of this Offering Memorandum for the Certificate of Incorporation.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

2024 SAFE

The security will convert into Safe preferred stock and the terms of the 2024 SAFE are outlined below:

Amount outstanding: $250,000.00
Interest Rate: %

Discount Rate: %
Valuation Cap: $100,000,000.00
Conversion Trigger: Upon the initial closing of an Equity Financing, the SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE Price. An "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital.

Material Rights

The SAFE provides the holder with the right to receive SAFE Preferred Stock upon a qualifying Equity Financing, based on the Purchase Amount divided by the SAFE Price, which is determined using the $100,000,000 valuation cap. Prior to conversion, the SAFE does not provide voting rights, dividend rights, or other stockholder rights. In a Liquidity Event, the holder is entitled to receive the greater of the Purchase Amount or the as-converted amount based on the Liquidity Price. In a Dissolution Event, the holder is entitled to receive the Purchase Amount, subject in each case to the liquidation priority set forth in the SAFE. The SAFE is junior to indebtedness and creditor claims, generally pari passu with other SAFEs and/or Preferred Stock, senior to Common Stock with respect to the cash-out amount, and subject to transfer restrictions.

What it means to be a minority holder

As a minority holder of Series CF-2 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company, if any. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series CF Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,529,580.39
  Number of Securities Sold: 393,165
  Use of proceeds: Research and development, inventory
  Date: April 16, 2024
  Offering exemption relied upon: Regulation CF

- Name: Series CF Preferred Stock
  Type of security sold: Equity
  Final amount sold: $67,071.00

Number of Securities Sold: 7,075
Use of proceeds: N/A
Date: April 16, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Series CF-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $410,602.24
  Number of Securities Sold: 30,136
  Use of proceeds: Research and development, inventory
  Date: April 30, 2026
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2025 was $2,219,340 compared to $1,989,640 in fiscal year 2024, an increase of approximately 11.5%. The increase reflects continued growth in the Company's robotic coffee deployments and expansion of its enterprise customer base across live locations in the U.S.

Cost of sales

Cost of goods sold for fiscal year 2025 was $1,053,720 compared to $1,222,497 in fiscal year 2024, a decrease of approximately 13.8%. The decrease reflects improved operational efficiencies across the Company's deployed robot fleet and more favorable inventory and supply chain management relative to the prior year.

Gross margins

Gross profit for fiscal year 2025 was $1,165,620, representing a gross margin of approximately 52.5%, compared to $767,143 and a gross margin of approximately 38.6% in fiscal year 2024. The improvement in gross margin reflects both the reduction in cost of goods sold and the scaling of the Company's higher-margin software and services revenue components relative to hardware costs.

Operating Expenses

Total operating expenses for fiscal year 2025 were $4,019,643 compared to $3,724,277 in fiscal year 2024, an increase of approximately 7.9%. General and Administrative expenses decreased from $3,576,539 to $3,096,899, reflecting cost discipline as the Company matured its operations. Research and Development expenses increased significantly from $58,198 to $652,974, reflecting the Company's increased investment in its Artly AI platform, imitation learning models, and Vision-Language-Action model development. Sales and Marketing expenses increased from $89,540 to $269,770, consistent with the Company's efforts to expand enterprise customer acquisition and support new deployment verticals including healthcare and food preparation.

Historical results and cash flows:

The Company is currently revenue-generating with an established commercial track record across its robotic coffee deployments. Since inception, cash has been primarily generated through the sale of coffee beverages and related food items at the Company's Artly Coffee locations, as well as through enterprise customer contracts and robot deployment arrangements. The Company has generated over $7 million in cumulative revenue since 2021, including $1,989,640 in fiscal year 2024 and $2,219,340 in fiscal year 2025.

The Company believes its historical revenue trajectory is indicative of continued growth as it expands its deployed robot fleet, deepens enterprise relationships, and extends its platform into adjacent verticals including healthcare and food preparation. The Company currently operates 40+ deployed robots across the U.S., with enterprise customers including NVIDIA, Microsoft, Salesforce, Mayo Clinic, Intel, and Cisco.

The Company has incurred net losses of $2,814,680 and $2,776,051 in fiscal years 2024 and 2025, respectively, reflecting continued investment in technology development, AI model training, and commercial expansion. The Company expects to continue investing in its Artly AI platform and deployment infrastructure as it scales toward broader market penetration.

Please refer to our future projections disclaimer in our offering materials.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

As of March 31, 2026, the Company had cash and cash equivalents of approximately $610,000. The Company has no disclosed lines of credit or shareholder loans at this time. The Company has contemplated additional future sources of capital but nothing is finalized.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised in this campaign will be used to develop additional AI model capabilities and to purchase equipment and inventory to expand to more locations. The Company believes the funds of this campaign are not critical to its operations. The Company has other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company believes the funds from this campaign are not necessary to the viability of the Company. Of the total funds that the Company has, approximately 20% will be made up of funds raised from this crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $19,993.71, the Company anticipates it will be able to operate for approximately 18 months. This estimate is based on a current monthly burn rate of approximately $250,000 for expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $4,589,394.80, the Company anticipates it will be able to operate for approximately 24 months. This estimate is based on a current monthly burn rate of approximately $250,000 for expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has contemplated additional future sources of capital but nothing is finalized at this time.

Indebtedness

- Creditor: Hudson 1099 Stewart Street, LLC
  Amount Owed: $570,558.00
  Interest Rate: 0.0%
  On April 14, 2022, the company entered into an operating lease agreement with Hudson 1099 Stewart Street, LLC to rent certain business premises for a period of sixty months. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $154,694,349.53

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $250,000.00 in SAFE Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Notes on the forward-looking statement:

Certain information set forth in this presentation contains "forward-looking information," including "future-oriented financial information" and "financial outlook" under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

Use of Proceeds

If we raise the Target Offering Amount of $19,993.71 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Inventory
  91.5%
  We will pay 91.5% to purchase inventory for the Company's robot baristas in preparation for the launch of more locations in the U.S.

If we raise the over allotment amount of $4,589,394.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Research & Development
  71.5%
  We will use 71.5% of the funds raised for purchasing equipment to develop new AI models to further enhance the capabilities of our robot baristas.

- Inventory
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's robot baristas in preparation of launch of more locations in the U.S, Canada and Europe.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://artly.ai/ (https://artly.coffee/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/artly

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Blue Hill Tech Inc.

[See attached]

BLUE HILL TECH, INC.

Audited Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

INDEX TO FINANCIAL STATEMENTS




INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Blue Hill Tech, Inc.
Seattle, Washington

Opinion

We have audited the financial statements of Blue Hill Tech, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2025 and 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

June 11, 2026
Calabasas, California

BLUE HILL TECH, INC.
BALANCE SHEETS

As of December 31,	2025	2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 680,434	$ 2,862,315
Accounts receivable	410,849	24,489
Research and Development Payroll Tax Credit Receivable	76,575	-
Prepaids and Other Current Assets	105,454	24,900
Total Current Assets	**1,273,312**	**2,911,704**
Property and Equipment, net	1,271,934	1,754,453
Intangible Assets, net	10,197	10,197
Operating Right-of-use asset (ROU)	542,279	769,350
Security Deposit	122,211	128,312
Total Noncurrent Assets	**1,946,621**	**2,662,312**
Total Assets	**$ 3,219,933**	**$ 5,574,016**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$ 122,570	$ 2,966
Credit Cards	52,249	36,689
Unearned Revenue	176,550	-
Operating Lease Liability, current portion	258,858	224,841
Sales Tax Payable	24,548	35,403
Other Current Liabilities	73,878	17,556
Total Current Liabilities	**708,653**	**317,455**
Simple Agreement for Future Equity (SAFE)	281,694	245,625
Operating Lease Liability, net of current portion	311,700	567,718
Total Noncurrent Liabilities	**593,394**	**813,343**
Total Liabilities	**1,302,047**	**1,130,798**
STOCKHOLDERS EQUITY		
Series Pre-A1 Preferred Stock, $0.0001 par, 101,125 shares authorized, 101,125 shares issued and outstanding as of December 31, 2025 and 2024	10	10
Series Pre-A2 Preferred Stock, $0.0001 par, 342,273 shares authorized, 342,273 shares issued and outstanding as of December 31, 2025 and 2024	34	34
Series Pre-A3 Preferred Stock, $0.0001 par, 2,011,456 shares authorized, 2,011,456 shares issued and outstanding as of December 31, 2025 and 2024	201	201
Series Seed Preferred Stock, $0.0001 par, 1,091,225 shares authorized, 1,091,225 shares issued and outstanding as of December 31, 2025 and 2024	109	109
Series CF Preferred Stock, $0.0001 par, 685,654 shares authorized, 403,984 shares issued and outstanding as of December 31, 2025 and 2024	40	40
Common Stock, $0.0001 par, 12,000,000 shares authorized, 5,428,017 and 5,370,934 shares issued and outstanding as of December 31, 2025 and 2024	542	536
Additional Paid in Capital	13,412,724	13,162,011
Accumulated Deficit	(11,495,774)	(8,719,723)
Total Stockholders' Equity	**1,917,886**	**4,443,218**
Total Liabilities and Stockholders' Equity	**$ 3,219,933**	**$ 5,574,016**

See accompanying notes to financial statements.

For Fiscal Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 2,219,340	$ 1,989,640
Cost of Goods Sold	1,053,720	1,222,497
Gross profit	1,165,620	767,143
Operating expenses		
General and Administrative	3,096,899	3,576,539
Research and Development	652,974	58,198
Sales and Marketing	269,770	89,540
Total operating expenses	4,019,643	3,724,277
Operating Loss	(2,854,023)	(2,957,134)
Revaluation gain/(loss) on SAFE remeasurement	(36,069)	4,375
Gain on Sale of Equipment	64,214	-
Other Income	49,827	138,079
Income/(Loss) before provision for income taxes	(2,776,051)	(2,814,680)
Benefit/(Provision) for income taxes	-	-
Net Loss	$ (2,776,051)	$ (2,814,680)

See accompanying notes to financial statements.

BLUE HILL TECH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars)	Series Pre-A1 Preferred Stock		Series Pre-A2 Preferred Stock		Series Pre-A3 Preferred Stock		Series Seed Preferred Stock		Series CF Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at January 1, 2024	101,125	10	342,273	34	2,011,456	201	1,091,225	109	-	-	5,273,437	527	11,028,708	(5,905,043)	5,124,546
Issuance of Stock	-	-	-	-	-		-		403,984	40	97,497	9	2,130,850		2,130,899
Share-Based Compensation	-	-	-	-	-		-		-		-		2,453		2,453
Net loss	-		-		-		-		-		-			(2,814,680)	(2,814,680)
Balance at December 31, 2024	101,125 $	10	342,273 $	34	2,011,456 $	201	1,091,225 $	109	403,984 $	40	5,370,934 $	536	$ 13,162,011	$ (8,719,723)	$ 4,443,218
Issuance of Stock	-	-	-	-	-		-		-		57,083	6	14,898		14,904
Share-Based Compensation	-	-	-	-	-		-		-		-		235,815		235,815
Net loss	-		-		-		-		-		-			(2,776,051)	(2,776,051)
Balance at December 31, 2025	101,125 $	10	342,273 $	34	2,011,456 $	201	1,091,225 $	109	403,984 $	40	5,428,017 $	542	$ 13,412,724	$ (11,495,774)	$ 1,917,886

See accompanying notes to financial statements.

For Fiscal Years Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(2,776,051)	$	(2,814,680)
Adjustments to reconcile net income to net cash used by operating activities:				
Depreciation		459,223		373,526
Gain on Sale of Equipment		(64,214)		-
Lease expense		67,122		72,283
Revaluation (gain)/loss on SAFE remeasurement		36,069		(4,375)
Amortization of right of use assets		227,071		194,652
Share-based Compensation		235,815		2,453
Lease payments		(289,123)		(243,726)
Changes in operating assets and liabilities:		-		
Accounts Receivable		(386,360)		(24,489)
Prepaids and Other Current Assets		(80,554)		(1,827)
Security Deposit		6,101		55,715
Research and Development Payroll Tax Credit Receivable		(76,575)		-
Accounts Payable		119,604		(46,359)
Credit Cards		15,560		(52,782)
Unearned Revenue		176,550		-
Sales Tax Payable		(10,855)		35,403
Other Current Liabilities		56,322		14,873
Net cash used in operating activities		**(2,284,295)**		**(2,439,333)**
CASH FLOW FROM INVESTING ACTIVITIES				
Proceeds from sale of equipment		163,000		-
Purchases of Property and Equipment		(75,490)		(259,193)
Purchases of Intangible Assets		-		(120)
Net cash provided by/(used in) investing activities		**87,510**		**(259,313)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		14,904		2,130,899
Borrowing on SAFEs		-		250,000
Net cash provided by financing activities		**14,904**		**2,380,899**
Change in Cash		(2,181,881)		(317,747)
Cash—beginning of year		2,862,315		3,180,062
Cash—end of year	$	**680,434**	$	**2,862,315**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Additions of right of use assets	$	-	$	400,969

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Blue Hill Tech, Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated on June 15, 2020, in the state of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

The Company operates under the brand Artly Coffee, which leverages advanced artificial intelligence technology to deliver authentic specialty coffee experiences. Artly's proprietary robotic baristas are trained through imitation learning to replicate the techniques of skilled human baristas, enabling consistent, high-quality beverage preparation at scale. The Company sources, roasts, and brews its own coffee beans and reinvests profits from its store operations into research and development to further enhance product quality and technological capabilities. The majority of Artly Coffee's locations are company-operated, offering specialty coffee and complementary food items directly to customers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Correction of Prior-Period Errors

During the preparation of the Company's financial statements for the year ended December 31, 2025, management identified a prior-period error related to the application of ASC 842, *Leases*, for certain operating lease arrangements, including the Company's Northwest Work Lofts and Pier 39 lease agreements.

Historically, the Company recorded lease payments associated with these arrangements as rent expense as incurred and did not recognize the related operating lease liabilities and right-of-use ("ROU") assets required under ASC 842.

The error primarily relates to balance sheet presentation and classification, including the omission of operating lease liabilities and ROU assets associated with lease arrangements that no longer qualified for the short-term lease exemption.

(i) Operating Lease Recognition – Certain lease agreements extending beyond twelve months were not accounted for under ASC 842. As a result, operating lease liabilities and corresponding ROU assets were not recognized in prior periods. Lease payments were recorded as operating expenses as incurred, and therefore the impact to previously reported operating results was limited primarily to differences in classification and timing between lease expense, amortization of the ROU asset, and interest accretion on the lease liability.

Management evaluated the error in accordance with ASC 250, *Accounting Changes and Error Corrections*, and the materiality framework described in SEC Staff Accounting Bulletin No. 99. Management concluded that the omission of the operating lease liability and ROU asset balances was not material to the previously issued financial statements. In reaching this conclusion, management considered that lease payments were consistently recognized as operating expenses, the impact on previously reported net losses was not material, and the remaining unrecognized lease balances primarily affected balance sheet presentation.

The correction primarily related to the recognition of operating lease right-of-use assets and corresponding operating lease liabilities associated with lease arrangements previously omitted from ASC 842 accounting. Substantially all lease-related costs had been recognized through rent expense as incurred in the applicable reporting periods.

The cumulative impact of the correction to the Company's previously issued financial statements as of January 1, 2025 was as follows:

Financial Statement Caption	Increase (Decrease)
Operating lease right-of-use assets	$464,616
Current operating lease liabilities	198,290
Noncurrent operating lease liabilities	285,894
Retained earnings	(19,568)

Management concluded that the correction primarily affected balance sheet classification and presentation and did not materially affect previously reported revenues, operating cash flows, financing cash flows, net loss, or stockholders' equity.

Management concluded that the error was not material to any previously issued annual financial statements, individually or in the aggregate, and that the previously issued financial statements remain reliable in all material respects. Accordingly, the Company recorded the correction in the current period. Prior-period financial statements have not been revised or restated. Management concluded that recognition of the omitted operating lease right-of-use assets and operating lease liabilities would not have materially affected previously reported results of operations, cash flows, liquidity, or financial position when considered in the context of the financial statements taken as a whole.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks and all highly liquid investments with original maturities of three months or less at the time of purchase. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025 and 2024, the Company's cash and cash equivalents exceeded FDIC insured limits by $10,150 and $2,612,315, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and accounts receivable. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Research and Development Tax Credits

The Company recognizes research and development ("R&D") tax credits when realization of the benefit is considered probable. R&D tax credits recorded as a current receivable and presented separately in the balance sheet and recognized as a reduction of payroll tax expense when utilized. Related research and development costs are expensed as incurred.

For the year ended December 31, 2025, the Company generated a Federal R&D tax credit of approximately $76,575 and elected to apply the credit against future employer payroll tax liabilities as a Qualified Small Business under applicable tax regulations. The credit became available for utilization beginning January 1, 2026. As of December 31, 2025, the Company had an R&D tax credit receivable of approximately $76,575, representing the portion of the credit not yet utilized through payroll tax offsets.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Office equipment	5-7 years
Coffee machine	5-7 years
Machinery & Equipment	5-7 years
Kitchen/Cafe Equipments	5-7 years
Robot Module	5-7 years

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2025 and 2024.

Simple Agreements for Future Equity ("SAFEs")

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with Accounting Standard Codification ("ASC") 480, *Distinguishing Liabilities from Equity*, and ASC 815, *Derivatives and Hedging*. SAFEs do not have a stated maturity date or interest provision and provide investors with the right to receive either (i) a variable number of shares of preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event.

Because SAFEs contain provisions that may require repayment in cash upon events outside the Company's control and provide for settlement in a variable number of shares tied to a fixed dollar amount, the Company classifies SAFEs as liabilities rather than equity.

SAFEs are recorded as freestanding financial instruments and are initially measured at fair value on the issuance date. Subsequent changes in fair value are recognized in the statements of operations within "Change in fair value of SAFE liability" until settlement. The fair value of SAFEs is estimated using valuation techniques such as a probability-weighted expected return model, option-pricing model, or other appropriate methods, which incorporate management's estimates of enterprise value, contractual valuation caps, probability and timing of equity financing or liquidity events, and applicable discount rates.

SAFEs are classified as noncurrent liabilities unless settlement is expected within twelve months of the balance sheet date.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under ASC 606, *Revenue from Contracts with Customers*:

(1) identification of contract with customers,
(2) determination of performance obligations,
(3) measurement of the transaction price,
(4) allocation of transaction price to the performance obligations, and
(5) recognition of revenue when or as the company satisfies each performance obligation.

The Company generates revenue primarily from the sale of coffee, beverages, and food items through its retail stores and pop-up operations at corporate events. Revenue is recognized when control of the goods transfers to the customer, which generally occurs at the point of sale.

The Company's customer contracts are typically short-term and arise at the time of purchase, when the customer agrees to pay the stated price in exchange for the product. The Company's performance obligation is the preparation and delivery of the purchased items, which are distinct and provide benefit to the customer on their own.

The transaction price is the amount of consideration the Company expects to receive, generally corresponding to the listed sales price of the products purchased, excluding sales taxes collected on behalf of governmental authorities. Because each sale typically involves a single performance obligation, the entire transaction price is allocated to that obligation.

Revenue is recognized at the point in time when the performance obligation is satisfied, which occurs when the customer takes possession of the ordered product at the store or pop-up location. Payment is generally received immediately at the time of sale in cash, by credit card, or through digital payment methods.

The Company also conducts pop-up events and corporate catering activities, which are accounted for using the same revenue recognition principles. Revenue from these arrangements is recognized upon delivery of the goods or services and satisfaction of all performance obligations in accordance with the agreed terms.

Revenue is presented net of any applicable taxes collected on behalf of governmental authorities.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, *Stock-Based Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cost of sales

Costs of goods sold include the cost of goods sold, supplies and materials and cost of packaging.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025 and 2024 amounted to $269,770 and $89,540, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 11, 2026, which is the date the financial statements were available to be issued.

Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard requires entities to recognize expected credit losses for financial assets measured at amortized cost. The Company adopted this guidance and determined that adoption did not have a material impact on its financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40). The Company adopted the guidance and evaluated its financial instruments under the updated requirements. Adoption did not have a material impact on the Company's financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The Company adopted the guidance and determined that adoption did not have a material impact on its financial statements.

The Company adopted ASC 842, Leases, effective January 1, 2022. The Company recognizes right-of-use assets and lease liabilities for qualifying operating leases in accordance with ASC 842. Adoption and application of the standard are reflected in the accompanying financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

Management has reviewed other accounting standards issued but not yet effective and does not believe that any such standards will have a material impact on the Company's financial position, results of operations, or cash flows upon adoption.

3. PROPERTY AND EQUIPMENT, NET

As of December 31, 2025 and 2024, property and equipment consist of the following:

As of Year Ended December 31,		2025		2024
Office equipment	$	15,687	$	15,687
Coffee machine		53,586		552,293
Machinery & Equipment		250,436		246,994
Kitchen/Cafe Equipments		67,136		66,381
Robot Module		2,106,779		1,656,779
Property and Equipment, at Cost		**2,493,624**		**2,538,134**
Accumulated depreciation		(1,221,690)		(783,681)
Property and Equipment, Net	$	**1,271,934**	$	**1,754,453**

During the year ended December 31, 2025, the Company disposed of certain equipment with an original cost of approximately $120,000 and accumulated depreciation of approximately $21,214. The disposals resulted in a gain on sale of equipment of approximately $64,214, which is presented separately as Gain on Sale of Equipment in the accompanying statements of operations.

During 2025, the Company also reclassified approximately $570,000 of assets from Coffee Machines to Robot Modules as components were assembled and placed into service. These transfers did not impact total property and equipment balances.

Depreciation expenses for property and equipment for the fiscal years ended December 31, 2025 and 2024 were $459,223 and $373,526, respectively.

4. INTANGIBLE ASSETS

As of December 31, 2025 and 2024, intangible assets consist of:

As of Year Ended December 31,		2025		2024
Patent - in progress	$	10,077	$	10,077
Patents, copyrights, & franchises		120		120
Intangible assets, at cost		**10,197**		**10,197**
Accumulated amortization		-		-
Intangible assets, Net	$	**10,197**	$	**10,197**

The Company capitalizes certain external legal, filing, and prosecution costs associated with obtaining patent protection. As of December 31, 2025, substantially all capitalized intangible assets relate to patent applications that remained pending and had not yet been granted or placed into service.

Because the underlying patent applications were not yet available for use as of December 31, 2025 and 2024, management concluded that amortization had not commenced. Amortization will begin when the related patents are granted and become available for their intended use. Management performed a qualitative assessment and concluded that no impairment indicators existed as of December 31, 2025 and 2024.

5. SIMPLE AGREEMENTS FOR FUTURE EQUITY ("SAFES")

In 2024, the Company issued a Simple Agreements for Future Equity ("SAFEs") to investors as a source of financing with total proceeds of $250,000. Each SAFE has no stated maturity date or interest provision. The SAFE provides the investor with the right to receive either (i) a variable number of shares of the Company's preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event, equal to the greater of the purchase amount or the value of the conversion amount.

Because the SAFE contains provisions that (i) require repayment in cash upon a dissolution or liquidity event (events outside the Company's control), and (ii) provide for settlement in a variable number of shares tied to a fixed dollar amount, management concluded that the SAFE must be classified as a liability under ASC 480, *Distinguishing Liabilities from Equity*.

The SAFE is accounted for as a freestanding financial instrument and is initially recorded at fair value. Subsequent changes in fair value are recognized in earnings each reporting period. Management estimates the fair value of SAFEs using a probability-weighted expected return model, considering (i) the Company's enterprise valuation, (ii) the contractual valuation cap, (iii) the probability and timing of equity financing, liquidity, or dissolution events, and (iv) applicable discount rates.

For the years ended December 31, 2025 and 2024, the Company recognized a remeasurement loss of $36,069 and remeasurement gain of $4,375, respectively.

At December 31, 2025 and 2024, the SAFE liability was recorded at its estimated fair value of $281,694 and $245,625, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2025 and 2024, 5,428,017 and 5,370,934 shares of common stock, respectively, were issued and outstanding. Holders of common stock are entitled to one vote per share, to dividends if and when declared by the Board of Directors, and to share ratably in the Company's assets upon liquidation, subject to the rights of any preferred stockholders.

Series Pre-A1 Preferred Stock

The Company is authorized to issue 101,125 shares of Series Pre-A1 Preferred Stock with a $0.0001 par value. As of December 31, 2025 and 2024, 101,125 shares have been issued and are outstanding.

Series Pre-A2 Preferred Stock

The Company is authorized to issue 342,273 shares of Series Pre-A2 Preferred Stock with a $0.0001 par value. As of December 31, 2025 and 2024, 342,273 shares have been issued and are outstanding.

Series Pre-A3 Preferred Stock

The Company is authorized to issue 2,011,456 shares of Series Pre-A3 Preferred Stock with a $0.0001 par value. As of December 31, 2025 and 2024, 2,011,456 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 1,091,225 shares of Series Preferred Stock with a $0.0001 par value. As of December 31, 2025 and 2024, 1,091,225 shares have been issued and are outstanding.

Series CF Preferred Stock

The Company is authorized to issue 685,654 shares of Series Preferred Stock with a $0.0001 par value. As of December 31, 2025 and 2024, 403,984 shares have been issued and are outstanding.

Additional Paid-In Capital

Additional paid-in capital primarily represents amounts contributed by shareholders in excess of par value. During the years ended December 31, 2025 and 2024, stockholders contributed $14,898 and $2,130,850, which was recorded as additional paid-in capital.

7.   SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,725,381 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2025	2024
Expected life (years)	10.00	10.00
Risk-free interest rate	4.18%	4.58%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at January 1, 2024	514,758	$	0.38	2.29
Exercisable Options at January 1, 2024	497,833	$	0.38	2.29
Granted	14,087	$	0.03	
Exercised	(97,497)	$	-	
Expired/Cancelled	(2,000)	$	-	
Outstanding at December 31, 2024	429,348	$	0.49	1.45
Exercisable Options at December 31, 2024	418,783	$	0.49	1.45
Granted	817,816	$	2.51	
Exercised	(57,083)	$	-	
Expired/Cancelled	(341,742)	$	-	
Outstanding at December 31, 2025	848,339	$	2.80	6.18
Exercisable Options at December 31, 2025	111,796	$	2.80	6.18

Stock option expenses for the years ended December 31, 2025 and 2024 were $235,815 and $2,453, respectively.

8.   LEASES

Operating Leases

The Company leases office, warehouse, assembly, manufacturing, and retail facilities under noncancelable operating lease arrangements.

During 2022, the Company entered into a lease agreement with Hudson 1099 Stewart Street, LLC for office and operational facilities located in Seattle, Washington. The Company also leases office and assembly space at Northwest Work Lofts in Seattle, Washington under a lease arrangement that commenced in August 2022 and was subsequently amended and extended through August 2025.

In 2023, the Company entered into a lease agreement for retail space located at Pier 39 in San Francisco, California. The lease commenced in February 2024 and expires in December 2027.

In 2024, the Company entered into an operating lease agreement with Bellevue Investors I LLC for its Artly Coffee retail location at West Main Tower I in Bellevue, Washington. The lease has an initial term of approximately ten years.

The Company determines whether an arrangement contains a lease at inception. Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. Because the implicit rate in the Company's leases is generally not readily determinable, the Company utilizes its estimated incremental borrowing rate in measuring lease liabilities.

The Company's lease agreements generally contain fixed lease payments and may require payment of common area maintenance charges, real estate taxes, insurance, and other operating costs. Variable lease costs are recognized as incurred and are not included in the measurement of lease liabilities. Renewal options are included in the lease term only when management determines that exercise of such options is reasonably certain.

The Company's leases do not contain material residual value guarantees or material restrictive covenants.

Correction of Prior-Period Lease Accounting

During the year ended December 31, 2025, the Company identified certain lease arrangements that had not previously been accounted for under ASC 842. The Company evaluated the matter under ASC 250 and concluded that the omission was not material to previously issued financial statements. Accordingly, the Company recognized the related operating lease right-of-use assets and operating lease liabilities during the current period.

The amounts presented in this footnote reflect the Company's lease balances after recording the correction described above.

As of December 31, 2025 and 2024, operating lease right-of-use assets were approximately $542,279 and $769,350, respectively. Operating lease liabilities were approximately $570,558 and $792,559, respectively.

The weighted average remaining lease term as of December 31, 2025 was approximately 8.58 years. The weighted average discount rate used in measuring operating lease liabilities was approximately 10%.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2025, are as follows:

	December 31, 2025
2026	$ 301,837
2027	132,644
2028	38,840
2029	40,005
2030	41,205
Thereafter	157,898
Total	**$ 712,429**

9. INCOME TAXES

The provision for income taxes for the years ended December 31, 2025 and 2024 consists of the following:

As of Year Ended December 31,	2025	2024
Net Operating Loss	$ (582,971)	$ (586,974)
Valuation Allowance	582,971	586,974
Net Provision for income tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025 and 2024 are as follows:

As of Year Ended December 31,	2025	2024
Net Operating Loss	$ (2,413,024)	$ (1,825,944)
Valuation Allowance	2,413,024	1,825,944
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal years ended December 31, 2025 and 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $11.5 million and $8.7 million, respectively, and the Company had state net operating loss ("NOL") carryforwards of $11.5 million and $8.7 million, respectively. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025 and 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2025 and 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions as of and for the years ended December 31, 2025 and 2024.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Other commitments

As discussed in Note 5, the Company has issued Simple Agreements for Future Equity ("SAFEs") to investors. The SAFEs do not have stated maturity dates or interest provisions, but they obligate the Company to either (i) issue a variable number of shares of preferred stock upon a qualified equity financing, or (ii) settle in cash or securities upon the occurrence of a liquidity or dissolution event. The ultimate settlement of the SAFEs is contingent upon future events outside the Company's control, including the timing, pricing, and structure of a qualified equity financing or the occurrence of a liquidity or dissolution event. Accordingly, the SAFEs represent contingent obligations of the Company.

12. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended December 31, 2025 and 2024, the Company incurred net losses of approximately $2.8 million and $2.8 million, respectively, and used net cash in operating activities of approximately $2.3 million and $2.4 million, respectively.

As of December 31, 2025, the Company had cash and cash equivalents of approximately $0.7 million and an accumulated deficit of approximately $11.5 million. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these financial statements are issued.

Management's plans to alleviate these conditions include obtaining additional equity financing, pursuing strategic fundraising initiatives, increasing operating revenues through expansion of retail and licensing activities, and continuing efforts to manage operating costs and cash expenditures. Subsequent to year-end, the Company completed a Regulation Crowdfunding offering and raised approximately $410,602 in gross proceeds (see Note 13).

There can be no assurance that management's plans will be successfully implemented or that sufficient additional capital will be available when needed. Accordingly, substantial doubt about the Company's ability to continue as a going concern remains. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025 through June 11, 2026, the date on which the financial statements were available to be issued.

Subsequent to year-end, the Company conducted a Regulation Crowdfunding ("Reg CF") offering pursuant to applicable securities regulations. The offering commenced on January 8, 2026 and closed on April 30, 2026. In connection with the offering, the Company issued 30,136 shares of common stock and received gross proceeds of approximately $410,602.

Management determined that the Reg CF offering represents a non-adjusting subsequent event because the transaction occurred after the reporting date and does not provide evidence of conditions that existed as of December 31, 2025. Accordingly, no adjustment has been made to the accompanying financial statements.

Other than the matter described above, management is not aware of any subsequent events that would require adjustment to or disclosure in the accompanying financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Artly

The AI Platform Powering a $476B Market

Artly AI is a commercial-stage robotics software company with 40+ robots deployed, $7M+ in cumulative revenue, and enterprise customers including NVIDIA, Microsoft, Salesforce, and Mayo Clinic. The company's flagship platform, Artly AI, is a uniquely integrated no-code, hardware-agnostic AI training program for robots. Using imitation learning and Vision-Language-Action models, Artly AI enables anyone to teach a robot a real-world skill via human demonstration in as little as 30 minutes.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


The AI Platform Powering
Robotics Within a $476B Market
artly.ai

OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION | INVESTING FAQS

Get Equity
$14.09 Per Share

PREVIOUSLY CROWDFUNDED
$3,940,182.63

MIN INVEST
$493.15

VALUATION
$154.69M

REASONS TO INVEST

The Training Layer Physical AI Has Been Missing - Traditionally, deploying a robot takes months of specialized programming. Artly AI's patented AI trains one in 30 minutes. Through simple human demonstration and an ever-growing proprietary skills library, this no-code platform enables robots to learn precise, real-world skills and perform them in unpredictable environments. Three patents protect the approach.

A Proven Team with a Proven Platform - CEO Yushan Chen held several senior product management positions at Amazon in Alexa and AWS AI. CTO Meng Wang co-founded Orbeus, which was acquired by Amazon, and helped launch AWS Rekognition, holding 30+ U.S. patents in AI. The Artly platform contains data gathered from live deployments totalling 1.2M cups, one of the largest real-world dexterous manipulation datasets ever collected. This closed data feedback loop is used to improve the software (every deployment generates real-world manipulation data that improves perception, control, and prompt understanding).

Enterprise Traction Across 40+ Live Deployments - $7M+ in cumulative revenue. 40+ robots deployed across the US, including NVIDIA, Microsoft, Salesforce, and MUJI. Enterprise customers also include Mayo Clinic, NVIDIA, Intel, and Cisco. $13.38M raised to date, backed by Amino Capital and SV Tech Ventures.

TEAM



Yushan Chen • CEO, Board Member

Yushan Chen is a seasoned product manager and technical leader with a background in robotics and artificial intelligence. She is currently the Chief Executive Officer at Artly, where she is dedicated to preserving human craft and democratizing the next generation of intelligent technology. Prior to Artly, Yushan served as Head of Product and a founding member at Orbeus, a pioneering deep learning visual recognition startup whose image and facial recognition technology were acquired by Amazon. Yushan then continued her work at Amazon, where she held several senior product management positions in Alexa and AWS AI. Yushan holds a Ph.D. in Robotics from Boston University, where her research focused on formal methods for motion planning, coordination, and control of multi-agent systems.

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Meng Wang • President, Co-Founder, CTO, Board Member, Principal Accounting Officer

Meng Wang is a co-founder of Artly and an experienced AI entrepreneur, machine learning expert, computer vision engineer, and inventor. Prior to Artly, Meng co-founded Orbeus, a visual-recognition startup whose image and facial recognition technology was covered by TechCrunch and later acquired by Amazon. Following the acquisition, Meng spent seven years at Amazon Web Services as a Principal Scientist. Meng is a named inventor on numerous U.S. patent filings and issued patents, including Orbeus/Amazon patent matters covering facial recognition and scene recognition. At Artly, Meng leads the application of computer vision, imitation learning, and robotics to food and beverage preparation, where Artly's AI-powered robotic barista technology has received substantial notoriety.

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Alex Mecl • COO

Global executive and entrepreneur scaling ventures across technology, media, and IP licensing. Founded one of Asia's first full-service licensing agencies; advised Tencent on WeChat global expansion. Multilingual (EN/DE/JP/FR). UCLA & UCLA Law.

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THE PITCH

Patented AI That Trains Robots the Way Humans

Robots the Way Humans Learn

Most robots take months and a team of engineers to program. Artly AI does it in 30 minutes. Using motion-capture gloves and specialized camera rigs, the platform records a human expert performing a task and teaches it to the robot, no coding required. But this isn't simple imitation — Artly' AI's unique vision-action-language models and specialized sensors enable robots to:

- Reliably execute precise skills
- Navigate unpredictable environmental changes
- Operate without manual recalibration

The platform generates revenue through robot sales and leasing, recurring software fees, skill training services, and enterprise contracts for custom integrations. Each deployment adds to a growing proprietary skill library and strengthens the machines' control, perception, and prompt understanding, making the next deployment faster, cheaper, and better. That compounding ecosystem is what helps make the business defensible at scale.



Unmute
Most robots take months and a team of engineers to program.
Our Patented Tech Does it in 30 Minutes.

With $7M+ in cumulative revenue since 2021, 40+ robots in the field including at organizations such as **NVIDIA**, **Microsoft**, **Salesforce**, and **Mayo Clinic**, and a founding team with a prior Amazon acquisition, Artly AI is a commercial-stage business with validated enterprise demand and room to scale.



Enterprise Traction
Across Live Locations
$7M+
in cumulative revenue since 2021
40+ Robots
in the field at NVIDIA, Microsoft, Salesforce, and Mayo Clinic
$13.38M
Raised to date

THE PROBLEM & OUR SOLUTION

Physical Automation has Hit an Inflection Point

The physical automation market is at an inflection point. Declining hardware costs and maturing AI are pushing robotic capabilities to new heights, while structural labor shortages are driving never-before-seen demand. The opportunity is immense, but training hasn't scaled to meet it. Today's platforms are scarce, hard to use, inflexible, and slow, leaving the market unable to produce at the pace it needs.



Artly AI is the first-ever physical automation training platform **built for everyday use**

Using special motion capture and sensor data, Artly AI converts human expertise into robotic skill in the first commercialized general-purpose, hardware-agnostic intelligence layer for robots.

The platform offers specialized training for real-world skills at scale thanks to an efficient supply chain, short training cycles, proprietary hardware, and a robust dataset. Artly AI expands automation into environments where humans can't operate while making training more accessible.



30-Minute Training Time
Compounding Skills Library
Imitation Learning
Hardware-Agnostic
No Code Required
Support for Precision Tasks

Revenue comes from four streams: robot sales and leasing across food service, healthcare, retail, and hospitality; recurring software fees for training and analytics; skill training services through Artly Robot School; and enterprise contracts for high-volume custom integrations. Every skill trained adds to a proprietary library that lowers the cost and time of each future deployment.



Generating Revenue Through Four Streams
Robot Sales & Leasing
Recurring AI Software Fees
Skill Training Services
Enterprise Contracts

THE MARKET & OUR TRACTION

A $87.7B Market Projected to Reach $476B by 2035

Market Opportunity

The global robotics market is projected to grow from $87.7B to $476B by 2035 (a potential 442% increase). Robot adoption has roughly doubled since 2014. Advances in AI are making dexterous, fine-motor robotic tasks commercially viable for the first time at scale, creating demand for platforms that can train and deploy robots quickly across industries.

Artly AI's imitation learning approach is built for that opportunity. With a vast amount of real-world datasets, validated tech, and proven business model, Artly AI is already positioned to be an integral layer in the physical automation stack.



A Growing Demand
$476B
$87.7B
2025
2035
The global robotics market's projected growth

Our Traction

While other companies are still validating their technology, Artly AI has been building and deploying robots since 2020, building a depth of data and expertise that only comes from years of genuine commitment to the work. Across 40+ live deployments, Artly AI has generated $7M+ in cumulative revenue. Enterprise customers include Microsoft, Salesforce, MUJI, NVIDIA, Mayo Clinic, Intel, Cisco, McKinsey, and Jump Trading. The platform has expanded into live healthcare deployments, with healthcare robots scanning kidneys, and food prep applications including acai bowls, cocktails, and slicing. $13.38M raised to date, backed by Amino Capital and SV Tech Ventures, with three patents granted and additional patents pending.



Enterprise customers include
Microsoft
cisco
arm
Jump TRADING
salesforce
MUJI 無印良品
MAYO CLINIC
NVIDIA
intel
The platform has expanded into
Live Healthcare Deployments
Food Prep Applications
Backed by
Amino Capital and SV Tech

WHY INVEST

Enterprise Customers, Compounding IP, and a $476B Market Ahead

- **Validated at enterprise scale.** Microsoft, Salesforce, Mayo Clinic, and NVIDIA are live, revenue-generating customers.
- **Defensible IP.** Three patents granted on the imitation learning platform, with additional patents pending. Every deployment widens the moat.
- **Proven founding team.** CTO Meng Wang's prior company was acquired by Amazon. The technical team includes 30+ U.S. patents in AI and some of the most cited researchers in computer vision.
- **Expanding across industries.** Healthcare and food prep deployments are already live, with retail and logistics targeted next.
- **Funds deployed toward scale.** This raise is intended to expand the fleet toward 300 deployed robots and accelerate growth into new verticals.

ABOUT

HEADQUARTERS	WEBSITE
3131 Western Ave Suite 411 Seattle, WA 98121	View Site

Artly AI is a commercial-stage robotics software company with 40+ robots deployed, $7M+ in cumulative revenue, and enterprise customers including NVIDIA, Microsoft, Salesforce, and Mayo Clinic. The company's flagship platform, Artly AI, is a uniquely integrated no-code, hardware-agnostic AI training program for robots. Using imitation learning and Vision-Language-Action models, Artly AI enables anyone to teach a robot a real-world skill via human demonstration in as little as 30 minutes.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

Artly Terms

Overview

PRICE PER SHARE	VALUATION
$14.09	$154.69M
DEADLINE	FUNDING GOAL

DEADLINE
Sep 22, 2026 at 2:59 AM EDT

FUNDING GOAL
$19,994 – $4.59M

Breakdown

MIN INVESTMENT
$493.15

OFFERING TYPE
Equity

MAX INVESTMENT
$4,589,395

ASSET TYPE
Series CF-2 Preferred Stock

MIN NUMBER OF SHARES OFFERED
1,419

SHARES OFFERED
Series CF-2 Preferred Stock

MAX NUMBER OF SHARES OFFERED
325,720

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

TTW Reservations Page Bonus: All Reservations Holders will receive 10% bonus shares.

Loyalty Bonus: Certain eligible prior supporters, customers, and personal contacts of the Company may receive a 5% bonus, as determined by the Company and administered in accordance with the offering terms.

Combo/Avid Investor Perk

Invest $500+ within the first two weeks and receive 1% bonus shares

Invest $2,500+ within the first two weeks and receive 2% bonus shares

Invest $5,000+ within the first two weeks and receive 5% bonus shares

Invest $10,000+ within the first two weeks and receive 10% bonus shares

Volume Based Perk

Tier 1 Perk — Invest $2,500 + receive and receive an invitation to Private Investor Group

Tier 2 Perk — Invest $5,000+ and receive Artly reward points worth $100 in the artly app account + 1% bonus shares

Tier 3 Perk — Invest $10,000+ and receive Artly reward points worth $250 in the artly app account + 2% bonus shares

Tier 4 Perk — Invest $25,000+ and receive Artly reward points worth $500 in the artly app account + 5% bonus shares+ virtual call with executive team.

Tier 5 Perk — Invest $50,000+ and receive Artly reward points worth $1000 in the artly app account + 7% bonus shares + virtual call with executive team.

Tier 6 Perk — Invest $100,000+ and receive Artly reward points worth $2000 in the artly app account + 10% bonus shares + Priority queue for a limited partnership opportunity (10 in total for Series CF-2 and selected areas only) + 1:1 virtual call with the executive team.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Blue Hill Tech Inc. (Artly) will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $14.09 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1409. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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The AI Platform Powering Robotics Within **a $476B Market**



- **A Proven Team with a Proven Platform** - CEO Yushan Chen held several senior product management positions at Amazon in Alexa and AWS AI. CTO Meng Wang co-founded Orbeus, which was acquired by Amazon, and helped launch AWS Rekognition, **holding 30+ U.S. patents in AI.** A world-class science team that has created multiple successful drugs that have gone to market.

- **Enterprise Traction Across 40+ Live Deployments** - $7M+ in cumulative revenue since 2021. 40+ robots deployed across the US, including **NVIDIA, Microsoft, Salesforce, and MUJI**. Enterprise customers also include Mayo Clinic, NVIDIA, Intel, and Cisco. $13.38M raised to date, backed by Amino Capital and SV Tech Ventures.

- **The Training Layer Physical AI Has Been Missing** - Traditionally, deploying a robot takes months of specialized programming. Artly AI's patented AI trains one in as little as 30 minutes. **$10.2 million in venture and crowdfunding previously raised.** Our pre-clinical technology disguises cancer cells to look like well-immunized diseases, such as measles or chickenpox, activating immune memory so the body can attack them while leaving healthy cells unharmed.

There are some of the most advanced
AI-powered robots in the country.

INVEST

Share Price **$14.09** | Min Investment **$493.15**

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ROBOTS CURRENTLY DEPLOYED WITH





























Jump Trading · intel · arm · NVIDIA · Microsoft · salesforce · Mayo Clinic · MUJI 無印良品 · Cisco

THE PITCH

Patented AI That Trains Robots the Way Humans Learn

Most robots take months and a team of engineers to program. Artly AI does it in 30 minutes. Using motion-capture gloves and specialized camera rigs, the platform records a human expert performing a task and teaches it to the robot, no coding required. But this isn't simple imitation — Artly' AI's unique vision-action-language models and specialized sensors enable robots to:

Reliably execute precise skills
Navigate unpredictable environmental changes
Operate without manual recalibration

The Platform Generates Revenue Through



Robot Sales & Leasing



Recurring AI Software Fees



Skill Training Services



Enterprise Contracts

Each deployment adds to a growing proprietary skill library and strengthens the machines' control, perception, and prompt understanding, making the next deployment faster, cheaper, and better. That compounding

ecosystem is what helps make the business defensible at scale.

Enterprise Traction Across Live Locations

$7M+
in cumulative
revenue since 2021

40+ Robots
in the field at NVIDIA, Microsoft,
Salesforce, and Mayo Clinic

$13.38M
Raised to
date

With $7M+ in cumulative revenue, 40+ robots in the field including at organizations such as NVIDIA, Microsoft, Salesforce, and Mayo Clinic, and a founding team with a prior Amazon acquisition, Artly AI is a commercial-stage business with validated enterprise demand and room to scale.

INVEST

Learn More About Our AI Platform Powering A Global Robotics Market

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THE PROBLEM

Physical Automation has Hit an Inflection Point

The physical automation market is at an inflection point. Declining hardware costs and maturing AI are pushing robotic capabilities to new heights, while structural labor shortages are driving never-before-seen demand.

The opportunity is immense, but training hasn't scaled to meet it. Today's platforms are scarce, hard to use, inflexible, and slow, leaving the market unable to produce at the pace it needs.

OUR SOLUTION

Artly AI is the First-Ever Physical Automation Training Platform Built for Everyday Use

Using special motion capture and sensor data, Artly AI converts human expertise into robotic skill in the first commercialized general-purpose, hardware-agnostic intelligence layer for robots.

The platform offers specialized training for real-world skills at scale thanks to an efficient supply chain, short training cycles, proprietary hardware, and a robust dataset. Artly AI expands automation into environments where humans can't operate while making training more accessible.



30-Minute
Training Time

Compounding
Skills Library

Imitation
Learning

Hardware-
Agnostic

No Code
Required

Support for
Precision Tasks

THE MARKET

THE MARKET

A $87.7B Market Projected to Reach $476B by 2035

The global robotics market is projected to grow from $87.7B to $476B by 2035 (a potential 442% increase). Robot adoption has roughly doubled since 2014. Advances in AI are making dexterous, fine-motor robotic tasks commercially viable for the first time at scale, creating demand for platforms that can train and deploy robots quickly across industries.

Artly AI's imitation learning approach is built for that opportunity. With a vast amount of real-world datasets, validated tech, and proven business model, Artly AI is already positioned to be an integral layer in the physical automation stack.

$476B
$87.7B
2035
2025

The global robotics market's projected growth



artly
THE BARISTA BOT

OUR TRACTION

While other companies are still validating their technology, Artly AI has been building and deploying robots since 2020

Building a depth of data and expertise that only comes from years of genuine commitment to the work. Across 40+ live deployments, Artly AI has generated $7M+ in cumulative revenue since 2021. Enterprise customers include Microsoft, Salesforce, MUJI, NVIDIA, Mayo Clinic, Intel, Cisco, McKinsey, and Jump Trading. The platform has expanded into live healthcare deployments, with healthcare robots scanning kidneys, and food prep applications including acai bowls, cocktails, and slicing. $13.38M raised to date, backed by Amino Capital and SV Tech Ventures, with three patents granted and additional patents pending.

Enterprise customers include

The platform has expanded into

  
  
  

🔍 **Live Healthcare Deployments**

👨‍🍳 **Food Prep Applications**

Backed by
Amino Capital and SV Tech



WHY INVEST

Enterprise Customers, Compounding IP, and a $476B Market Ahead

- **Validated at enterprise scale.** Microsoft, Salesforce, Mayo Clinic, and NVIDIA are live, revenue-generating customers.
- **Defensible IP.** Three patents granted on the imitation learning platform, with additional patents pending. Every deployment widens the moat.
- **Proven founding team.** CTO Meng Wang's prior company was acquired by Amazon. The technical team includes 30+ U.S. patents in AI and some of the most cited researchers in computer vision.
- **Expanding across industries.** Healthcare and food prep deployments are already live, with retail and logistics targeted next.
- **Funds deployed toward scale.** This raise is intended to expand the fleet toward 300 deployed robots and accelerate growth into new verticals.

INVEST

Meet the Team



Yushan Chen
CEO, Board Member

Yushan Chen is a seasoned product manager and technical leader with a background in robotics and artificial intelligence. She is currently the Chief Executive Officer at Artly, where she is dedicated to preserving human craft and democratizing the next generation of intelligent technology. Prior to Artly, Yushan served as Head of Product and a founding member at Orbeus, a pioneering



Meng Wang
President, Co-Founder, CTO, Board Member, Principal Accounting Officer

Meng Wang is a co-founder of Artly and an experienced AI entrepreneur, machine learning expert, computer vision engineer, and inventor. Prior to Artly, Meng co-founded Orbeus, a visual-recognition startup whose image and facial recognition technology was covered by TechCrunch and later acquired by Amazon. Following the acquisition, Meng spent seven years at Amazon Web Services as a



Alex Mecl
COO

Global executive and entrepreneur scaling ventures across technology, media, and IP licensing. Founded one of Asia's first full-service licensing agencies; advised Tencent on WeChat global expansion. Multilingual (EN/DE/JP/FR). UCLA & UCLA Law.

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About The Artly AI Story

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Artly Terms

Overview

SHARE PRICE
$14.09

VALUATION CAP
$154.69M

DEADLINE[1]
SEP 21, 2026 at 11:59 PM PDT

FUNDING GOAL[2]
$19,994K – $4.59M

Breakdown

MIN INVESTMENT
$493.15

MAX INVESTMENT
$4,589,395

MIN NUMBER OF SHARES OFFERED
1,419

MAX NUMBER OF SHARES OFFERED
325,720

OFFERING TYPE
Equity

SHARES OFFERED
Series CF-2 Preferred Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares.

EARN BONUS SHARES

Your belief in our vision deserves more, and in recognition of that support, we are extending a limited-time package of premium perks that enhance your potential returns and deliver added value.

TTW Reservations Page Bonus: All Reservations Holders will receive 10% bonus shares

Loyalty Bonus: Certain eligible prior supporters, customers, and personal contacts of the Company may receive a 5% bonus, as determined by the Company and administered in accordance with the offering terms.

Time-based perks



+1% bonus shares
$500+
Invest $500+ within the first two weeks and receive 1% bonus shares
INVEST



+2% bonus shares
$2,500+
Invest $2,500+ within the first two weeks and receive 2% bonus shares
INVEST



+2% bonus shares
$5,000+
Invest $5,000+ within the first two weeks and receive 5% bonus shares
INVEST



+10% bonus shares
$10,000+
Invest $10,000+ within the first two weeks and receive 10% bonus shares
INVEST

Volume-based perks



TIER 1
$2,500+
Invest $2,500 + receive and receive an invitation to Private Investor Group
INVEST



TIER 2
$5,000+
Invest $5,000+ and receive Artly reward points worth $100 in the artly app account + 1% bonus shares
INVEST



TIER 3
$10,000+
Invest $10,000+ and receive Artly reward points worth $250 in the artly app account + 2% bonus shares
INVEST



TIER 4
$25,000+
Invest $25,000+ and receive Artly reward points worth $500 in the artly app account + 5% bonus shares+ virtual call with executive team.

INVEST



TIER 5
$50,000+
Invest $50,000+ and receive Artly reward points worth $1000 in the artly app account + 7% bonus shares + virtual call with executive team.

INVEST

TIER 6
$100,000+
Invest $100,000+ and receive Artly reward points worth $2000 in the artly app account + 10% bonus shares + Priority queue for a limited partnership opportunity (10 in total for Series CF-2 and selected areas only) + 1:1 virtual call with the executive team.

INVEST

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artly.ai™

LEGAL DISCLAIMER
This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. (OPR-360)

INVEST

©2026 Artly® All Rights Reserved

Privacy Policy | Terms & Conditions

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Welcome to Artly AI, the classroom for robots. In this classroom, the teachers are world-leading robotic experts, ones who've helped build Google and Amazon's computer vision technology. And the students, they're some of the most advanced AI-powered robots in the country.

Together, we're teaching robots to work in the real world. Teaching a robot to replicate human movement, even something simple like picking up an object or pouring a cup of coffee, has been one of the most complex challenges in robotics. Large language models like ChatGPT train on vast collections of text and images from the internet. (0:44 - 0:53) But we don't have that for robots. There is no library of movements for them to learn from. Every company has to capture its own motions from scratch.

That costs time and money and produces isolated pockets of data that do not scale. We answer this challenge by creating what we call a trade school for robots. Our patented technology is built upon advanced foundation models for robot actions.

It dramatically reduces the volume of data that robot training requires. The immediate benefit is a faster, more cost-efficient training process. Through Artly's intuitive platform, anyone can teach a robot a new motion or a complex skill simply by demonstrating the action.

The robot analyzes that demonstration and works out the exact motions it needs to copy the action. In most cases, this learning takes only a few hours. Some skills can be learned in as little as 30 minutes.

Each learned skill is added to Artly's shared library of manipulation and operational skills. As that curriculum grows, robots can generalize their knowledge and apply it to new tasks in new industries. We build high-precision robots for demanding real-world tasks like fish filleting, cocktail prep, and kidney scans during transporting.

We prove our learning models inside commercial environments, with coffee being our first major deployment. Coffee became the first department in Artly's School of AI because it tests every part of the system from speed to fine motor control. Our chief coffee officer, three-time U.S. coffee champion Joe Yang, designed the curriculum so every drink meets his world-class needs.

Artly Coffee has generated over $5 million in revenue and we have 40 barista bots deployed across the U.S. Every deployment proves we can serve real customers at scale. Now, with this raise, we are working to capture a $900 billion opportunity in the food and beverage and hospitality sectors. Labor shortages and wage pressures keep pushing businesses towards automation and roles that are tough to fill.

But most AI still lives on screen. The real opportunity is physical AI that can handle work like food prep and beverage services without lowering the quality guests expect. Companies like Figure and Skild are spending millions to build those bots.

Artly already has robots in the field, serving customers and generating revenue. We are scaling rapidly. We are in talks to secure exclusive distributions in the U.K. and the UAE.

Our goal is to double development in the next 12 months. More robots means more data. More data means a more substantial competitive moat.

Class is in session. Join us in building a future where humans and robots work side by side. Invest in Artly today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BLUE HILL TECH, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF JUNE, A.D. 2022, AT 4:46 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

3064998 8100
SR# 20222580801

Authentication: 203574989
Date: 06-02-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:46 PM 06/01/2022
FILED 04:46 PM 06/01/2022
SR 20222580801 - File Number 3064998

**SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BLUE HILL TECH, INC.**

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Blue Hill Tech, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Blue Hill Tech, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 15, 2020.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Blue Hill Tech, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 11,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 3,728,939 shares of Preferred Stock, $0.0001 par value per share, of which 1,091,225 shares are designated as Series Seed Preferred Stock ("**Series Seed Preferred Stock**"), 101,125 shares are designated as Series Pre-A1 Preferred Stock ("**Series Pre-A1 Preferred Stock**"), 342,273 shares are designated as Series Pre-A2 Preferred Stock ("**Series Pre-A2 Preferred Stock**"), and 2,194,316 shares are designated as Series Pre-A3 Preferred Stock ("**Series Pre-A3 Preferred Stock**," together with Series Pre-A1 Preferred Stock and Series Pre-A2 Preferred Stock, collectively, "**Series Pre-A Preferred Stock**", and together with Series Seed Preferred Stock, collectively, the "**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Second Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, preferences, powers, privileges and restrictions, qualifications and limitations shall apply to the Preferred Stock. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   <u>Dividends</u>.

The holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors of the Corporation (the "**Board of Directors**"), out of any funds and assets at the time legally available therefor, at the rate of 4% of the applicable Original Issue Price (as defined below) per annum for each share of Preferred Stock, payable on a pro rata, pari passu basis, in preference and priority to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared.

The "**Original Issue Price**" shall mean, with respect to the Series Seed Preferred Stock, $0.9737 per share; with respect to the Series Pre-A1 Preferred Stock, $1.4833 per share; with

2

respect to the Series Pre-A2 Preferred Stock, $1.6069 per share; and with respect to Series Pre-A3 Preferred Stock, $4.1015 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock.

2. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

2.1 <u>Preferential Payments to Holders of Series Pre-A Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Series Pre-A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other, before any payment shall be made to the holders of Series Seed Preferred Stock and Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of such series of Series Pre-A Preferred Stock (and all shares of all other series of Series Pre-A Preferred Stock that would receive a larger distribution per share if such series of Series Pre-A Preferred Stock and all such other series of Series Pre-A Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Pre-A Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Pre-A Preferred Stock the full amount to which they shall be entitled under this <u>Section 2.1</u>, the holders of shares of Series Pre-A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 <u>Preferential Payments to Holders of Series Seed Preferred Stock</u>. After the payment of all preferential amounts required to be paid to the holders of Series Pre-A Preferred Stock pursuant to <u>Section 2.1</u>, as applicable, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds, as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed Liquidation Amount**" and together with Series Pre-A

Liquidation Amount, collectively, as the "**Liquidation Amounts**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Section 2.2, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3   Payments to Holders of Common Stock.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock pursuant to Sections 2.1 and 2.2 above, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Sections 2.1 and 2.2 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.4   Deemed Liquidation Events.

2.4.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole (including, without limitation, the sale or exclusive license of all or substantially all of the Corporation's intellectual property) are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.4.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.4.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Sections 2.1, 2.2 and 2.3.

(b)   In the event of a Deemed Liquidation Event referred to in Section 2.4.1(a)(ii) or 2.4.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable amount per share that the holders of each series of Preferred Stock are entitled to receive under Sections 2.1 and 2.2. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. If the Requisite Holders request to have all outstanding shares of Preferred Stock redeemed pursuant to this Section 2.4.2(b), the Corporation shall send written notice (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than ten days prior to the date of redemption (the "**Redemption Date**") stating: (A) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (B) the Redemption Date and the price per share that the holder will receive (the "**Redemption Price**"); (C) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1); and (D) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. On or before the Redemption Date, each holder of shares of Preferred Stock to be redeemed on the Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder. Prior to the distribution or redemption provided for in this Section 2.4.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.4.3 **Amount Deemed Paid or Distributed**. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.4.4 **Allocation of Escrow and Contingent Consideration**. In the event of a Deemed Liquidation Event pursuant to Section 2.4.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1, 2.2 and 2.3 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1, 2.2 and 2.3 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.4.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   **Voting**.

3.1   **General**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Second Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

3.2   Election of Directors.   The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Preferred Director**"), and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Common Directors**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 3.2. The rights of the holders of the Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding less than 1,864,469 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3   Preferred Stock Protective Provisions.   At any time when at least 1,864,469 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Second Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

3.3.1   liquidate, dissolve or wind up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2   amend, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.3   create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock and any series thereof with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4   increase or decrease the authorized number of shares of Common Stock or Preferred Stock or any series thereof (other than for decreases resulting from conversion of the Preferred Stock);

3.3.5   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof or (iv) as approved by the Board of Directors, including the approval of the Preferred Director;

3.3.6   increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth;

3.3.7   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.8   (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Pre-A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Pre-A Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Pre-A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if

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such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Pre-A Preferred Stock in respect of any such right, preference or privilege.

4.   Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" per share for each series of Preferred Stock shall initially be equal to the applicable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights.   In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amounts otherwise paid or payable in accordance with Section 2.1 and Section 2.2 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when shares of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all of the then outstanding shares of Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price as described below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4   No Further Adjustment.   Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the applicable series of Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 3.3.7.   The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "**Original Issue Date**" shall mean the date on which the first share of Series Pre-A3 Preferred Stock was issued.

(c)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other

11

distribution on shares of Common Stock that is covered by Sections 4.5, 4.6, 4.7 or 4.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, including the approval of the Preferred Director;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuances are pursuant to the terms of such Options or Convertible Securities;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the approval of the Preferred Director;

(vi)   shares of Common Stock issued or issuable in an underwritten public offering;

(vii)   shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors, including the approval of the Preferred Director;

(viii)   shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration,

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technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, including the approval of the Preferred Director; or

(ix)   shares of Common Stock issued or issuable to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including the approval of the Preferred Director.

4.4.2   No Adjustment of Conversion Price. No adjustment to the Conversion Price with respect to any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the outstanding shares of such series of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to any Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in

13

effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing any Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to any Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section B.4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the any Conversion Price pursuant to the terms of Section 4.4.4, such Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the any Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the any Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issuance, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)   "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issuance);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issuance by CP1); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

4.4.6 Cash and Property: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the

15

Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issuance, as determined in good faith by the Board of Directors; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b)   Options and Convertible Securities.   The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible

Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.7   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the any Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, such Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

17

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.4, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 3.3.7 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 3.3.7 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 3.3.7, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock (or other equity securities of the Corporation) to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock (or such other equity securities) are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of the Preferred Director, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders, voting together as a single class and not as separate series, and on an as-converted basis (the time of such closing or the date and time specified or the time of the event

19

specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

      5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

      6.   Redemption. The Preferred Stock is not redeemable at the option of the holder thereof, except as may be otherwise provided herein.

      7.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of the Preferred Stock following redemption, conversion or acquisition.

      8.   Waiver. Except as otherwise set forth herein or required by law, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived

on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders; and any of the rights, powers, preferences and other terms of a series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of such series of Preferred Stock.

9.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation or Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; *provided, however*, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director and a duly elected Preferred Director is serving on the Board of Directors, the affirmative vote of the Preferred Director then serving on the Board of Directors shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of the Amended and Restated Investors' Rights Agreement, dated as of on or about the date hereof, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court

22

of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

*   *   *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 1st day of June , 2022.

DocuSigned by:

By: Meng WANG

32DF1D060CAF48D...

Meng Wang, Chief Executive Officer

Signature Page to Second Amended and Restated Certificate of Incorporation
Blue Hill Tech, Inc.

Exhibit G to Form C

Test The Waters Materials



Artly is taking reservations for a possible, upcoming round. Indicate interest today.

TESTING THE WATERS RESERVE NOW

Invest in Artly

The AI Platform Powering a $476B Market

Artly AI is a commercial-stage robotics software company with 40+ robots deployed, $7M+ in cumulative revenue, and enterprise customers including NVIDIA, Microsoft, Salesforce, and Mayo Clinic. The company's flagship platform, Artly AI, is a uniquely integrated no-code, hardware-agnostic AI training program for robots. Using imitation learning and Vision-Language-Action models, Artly AI enables anyone to teach a robot a real-world skill via human demonstration in as little as 30 minutes.

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This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

The AI Platform Powering Robotics Within a $476B Market
artly.ai

OVERVIEW ABOUT REWARDS DISCUSSION INVESTING FAQS

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PREVIOUSLY CROWDFUNDED
$3,940,182.63

REASONS TO INVEST

The Training Layer Physical AI Has Been Missing - Traditionally, deploying a robot takes months of specialized programming. Artly AI's patented AI trains one in 30 minutes. Through simple human demonstration and an ever-growing proprietary skills library, this no-code platform enables robots to learn precise, real-world skills and perform them in unpredictable environments. Three patents protect the approach.

A Proven Team with a Proven Platform - CEO Yushan Chen held several senior product management positions at Amazon in Alexa and AWS AI. CTO Meng Wang co-founded Orbeus, which was acquired by Amazon, and helped launch AWS Rekognition, holding 30+ U.S. patents in AI. The Artly platform contains data gathered from live deployments totalling 1.2M cups, one of the largest real-world dexterous manipulation datasets ever collected. This closed data feedback loop is used to improve the software (every deployment generates real-world manipulation data that improves perception, control, and prompt understanding).

Enterprise Traction Across 40+ Live Deployments - $7M+ in cumulative revenue. 40+ robots deployed across the US, including NVIDIA, Microsoft, Salesforce, and MUJI. Enterprise customers also include Mayo Clinic, NVIDIA, Intel, and Cisco. $13.38M raised to date, backed by Amino Capital and SV Tech Ventures

TEAM



Yushan Chen • CEO, Board Member
Yushan Chen is a seasoned product manager and technical leader with a background in robotics and artificial intelligence. She is currently the Chief Executive Officer at Artly, where she is dedicated to preserving human craft and democratizing the next generation of intelligent technology. Prior to Artly, Yushan served as Head of Product and a founding member at Orbeus, a pioneering deep learning visual recognition startup whose image and facial recognition technology were acquired by Amazon. Yushan then continued her work at Amazon, where she held several senior product management positions in Alexa and AWS AI. Yushan holds a Ph.D. in Robotics from Boston University, where her research focused on formal methods for motion planning, coordination, and control of multi-agent systems.
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Meng Wang • President, Co-Founder, CTO, Board Member, Principal Accounting Officer
Meng Wang is a co-founder of Artly and an experienced AI entrepreneur, machine learning expert, computer vision engineer, and inventor. Prior to Artly, Meng co-founded Orbeus, a visual-recognition startup whose image and facial recognition technology was covered by TechCrunch and later acquired by Amazon. Following the acquisition, Meng spent seven years at Amazon Web Services as a Principal Scientist. Meng is a named inventor on numerous U.S. patent filings and issued patents, including Orbeus/Amazon patent matters covering facial recognition and scene recognition. At Artly, Meng leads the application of computer vision, imitation learning, and robotics to food and beverage preparation, where Artly's AI-powered robotic barista technology has received substantial notoriety.
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Alex Mecl • COO
Global executive and entrepreneur scaling ventures across technology, media, and IP licensing. Founded one of Asia's first full-service licensing agencies; advised Tencent on WeChat global expansion. Multilingual (EN/DE/JP/FR). UCLA & UCLA Law.
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THE PITCH

Patented AI That Trains Robots the Way Humans Learn

Most robots take months and a team of engineers to program. Artly AI does it in 30 minutes. Using motion-capture gloves and specialized camera rigs, the platform records a human expert performing a task and teaches it to the robot, no coding required. But this isn't simple imitation — Artly' AI's unique vision-action-language models and specialized sensors enable robots to:

- Reliably execute precise skills
- Navigate unpredictable environmental changes
- Operate without manual recalibration

The platform generates revenue through robot sales and leasing, recurring software fees, skill training services, and enterprise contracts for custom integrations. Each deployment adds to a growing proprietary skill library and strengthens the machines' control, perception, and prompt understanding, making the next deployment faster, cheaper, and better. That compounding ecosystem is what helps make the business defensible at scale.


Unmute
Most robots take months and a team of engineers to program.
Our Patented Tech Does it in 30 Minutes.

With $7M+ in cumulative revenue, 40+ robots in the field including at organizations such as **NVIDIA**, **Microsoft**, **Salesforce**, and **Mayo Clinic**, and a founding team with a prior Amazon acquisition, Artly AI is a commercial-stage business with validated enterprise demand and room to scale.


Enterprise Traction
Across Live Locations
$7M+
in cumulative revenue
40+ Robots
in the field at NVIDIA, Microsoft, Salesforce, and Mayo Clinic
$13.38M
Raised to date

THE PROBLEM & OUR SOLUTION

Physical Automation has Hit an Inflection Point

The physical automation market is at an inflection point. Declining hardware costs and maturing AI are pushing robotic capabilities to new heights, while structural labor shortages are driving never-before-seen demand. The opportunity is immense, but training hasn't scaled to meet it. Today's platforms are scarce, hard to use, inflexible, and slow, leaving the market unable to produce at the pace it needs.




Artly AI is the first-ever physical automation training platform
built for everyday use

Using special motion capture and sensor data, Artly AI converts human expertise into robotic skill in the first commercialized general-purpose, hardware-agnostic intelligence layer for robots.

The platform offers specialized training for real-world skills at scale thanks to an efficient supply chain, short training cycles, proprietary hardware, and a robust dataset. Artly AI expands automation into environments where humans can't operate while making training more accessible.


30-Minute Training Time
Compounding Skills Library
Imitation Learning
Hardware-Agnostic
No Code Required
Support for Precision Tasks

Revenue comes from four streams: robot sales and leasing across food service, healthcare, retail, and hospitality; recurring software fees for training and analytics; skill training services through Artly Robot School; and enterprise contracts for high-volume custom integrations. Every skill trained adds to a proprietary library that lowers the cost and time of each future deployment.


Generating Revenue Through
Four Streams
Robot Sales & Leasing
Recurring AI Software Fees
Skill Training Services
Enterprise Contracts

THE MARKET & OUR TRACTION

A $87.7B Market Projected to Reach $476B by 2035

Market Opportunity

The global robotics market is projected to grow from $87.7B to $476B by 2035 (a potential 442% increase). Robot adoption has roughly doubled since 2014. Advances in AI are making dexterous, fine-motor robotic tasks commercially viable for the first time at scale, creating demand for platforms that can train and deploy robots quickly across industries.

Artly AI's imitation learning approach is built for that opportunity. With a vast amount of real-world datasets, validated tech, and proven business model, Artly AI is already positioned to be an integral layer in the physical automation stack.


A Growing Demand
$476B
$87.7B
2035

2025
The global robotics market's projected growth

Our Traction

While other companies are still validating their technology, Artly AI has been building and deploying robots since 2020, building a depth of data and expertise that only comes from years of genuine commitment to the work. Across 40+ live deployments, Artly AI has generated $7M+ in cumulative revenue. Enterprise customers include Microsoft, Salesforce, MUJI, NVIDIA, Mayo Clinic, Intel, Cisco, McKinsey, and Jump Trading. The platform has expanded into live healthcare deployments, with healthcare robots scanning kidneys, and food prep applications including acai bowls, cocktails, and slicing. $13.38M raised to date, backed by Amino Capital and SV Tech Ventures, with three patents granted and additional patents pending.



Enterprise customers include
The platform has expanded into
Live Healthcare Deployments
Food Prep Applications
Backed by
Amino Capital and SV Tech

WHY INVEST

Enterprise Customers, Compounding IP, and a $476B Market Ahead

- **Validated at enterprise scale.** Microsoft, Salesforce, Mayo Clinic, and NVIDIA are live, revenue-generating customers.
- **Defensible IP.** Three patents granted on the imitation learning platform, with additional patents pending. Every deployment widens the moat.
- **Proven founding team**. CTO Meng Wang's prior company was acquired by Amazon. The technical team includes 30+ U.S. patents in AI and some of the most cited researchers in computer vision.
- **Expanding across industries.** Healthcare and food prep deployments are already live, with retail and logistics targeted next.
- **Funds deployed toward scale.** This raise is intended to expand the fleet toward 300 deployed robots and accelerate growth into new verticals.

ABOUT

HEADQUARTERS

3131 Western Ave Suite 411
Seattle, WA 98121

WEBSITE

View Site

Artly AI is a commercial-stage robotics software company with 40+ robots deployed, $7M+ in cumulative revenue, and enterprise customers including NVIDIA, Microsoft, Salesforce, and Mayo Clinic. The company's flagship platform, Artly AI, is a uniquely integrated no-code, hardware-agnostic AI training program for robots. Using imitation learning and Vision-Language-Action models, Artly AI enables anyone to teach a robot a real-world skill via human demonstration in as little as 30 minutes.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

$493

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JOIN US IN THE FUTURE

Artly is opening our third raise on StartEngine, and a lot has changed. Whether you invested in our first round, our second, or you're hearing about Artly for the first time, thank you for coming along on this journey.

Since we launched our raise on StartEngine, [x] investors have helped us build something real: a deployed, revenue-generating robotics platform with 40+ live deployments, over $7M in revenue, and enterprise customers including NVIDIA, Microsoft, and MUJI.

And now, we're ready for the next chapter.

We've operated in commercial environments, collected the data, and stress-tested the hardware. This pilot environment has given us a strong foundation, but coffee was never the destination. It was proof that the future of physical AI doesn't have to be locked behind engineering teams or enterprise budgets — that anyone, regardless of technical background, can teach, deploy, and benefit from this technology.

We're bringing our proven training platform and real-world-ready robots to market, positioning Artly AI as the core intelligence layer powering the next generation of automation.

Here's what we have planned.

The capital from this round is targeted at specific milestones:

- **NSF certification for Barista Bot:** unlocking 1,900+ location signed demand contingent on compliance clearance (in final stages!)
- **Manufacturing partnerships:** improving hardware integrity and driving unit costs down
- **Expanding the core training layer:** beyond food and beverage, offered as a managed service to other physical AI builders
- **Proprietary component development:** reducing external dependencies and strengthening our IP position
- **SaaS platform progress:** moving toward a scalable, recurring-revenue model for the intelligence layer
- **Full-time hires in operations, marketing, and sales:** building the team to match the opportunity

Since 2021, we've been doing the work — deploying in live environments, one of the largest-ever dextrous manipulation datasets, and filing patents on our unique tech and methodology. Our robots are ready to perform in unpredictable environments from day one, and our platform gets more capable with every robot we put in the field. This is the compounding advantage that sets Artly apart.

We also know how hard this space is. Our founding team has built and sold companies to Amazon. We have a clear sense of what it takes to go from traction to scale, and we believe we've built the right foundation to do it.

The defining company in robotics won't just build hardware — it will own the intelligence layer. If that's a thesis you believe in, join us in our next stage of growth.

Pre-launch access is open now. If you're ready to invest or just want to learn more before we go live, we'd love to hear from you.

Reserve Now

Thank you for being a part of a future for all.

Yushan & Meng
Founders, Artly

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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YOU'RE GETTING A FIRST LOOK AND OPPORTUNITY

Artly AI's next crowdfund is open for early access reservations on StartEngine. Anyone who reserves during this window **gets an additional 10%** on top of their final investment.

REGISTER NOW

Here's What You're Backing



The Platform

A uniquely integrated AI training system for robots. Teach a robot a real-world skill in 30 minutes via human demonstration.



MUJI

The Traction

40+ robots deployed. $7M+ in revenue. Enterprise customers include NVIDIA, Microsoft, MUJI, and Mayo Clinic. $13.38M raised to date.



The Market

$476B and accelerating. Physical AI isn't coming—it's already here.



The Team

CEO Yushan Chen built AI products at Amazon (Alexa, AWS AI). CTO Meng Wang co-founded Orbeus (acquired by Amazon), launched AWS Rekognition, and holds 30+ U.S. patents in AI.

REGISTER NOW



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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Artly
Learn more
9h •

The physical AI market is worth $476B. You can get a 10% bonus when you invest early in the training platform that powers it.

The pre-launch window on our StartEngine campaign closes June 22nd — and so does the 10% bonus share offer.

Reserve before launch, and get an extra 10% on your investment in:

- A patent-protected, no-code platform that trains any robot for a real-world task in 30 minutes
- 40+ live commercial deployments generating real operational data and revenue
- An AI backend built on 1.2M proprietary real-world data points
- Enterprise customers, including NVIDIA, Microsoft, Mayo Clinic, and MUJI
- Founders who previously built and sold companies to Amazon

Reserve your spot before June 22: https://lnkd.in/gG3ShNEA



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

The AI Platform Powering
Robotics Within a $476B Market
artly.ai

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Artly
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•••

Robots are learning and you can be a part of what's teaching them: www.startengine.com/artly

We just opened early access to our next investment round. If you reserve now, you get an additional 10% on top of your final reservation — backing a team that's already proven.

Here's what you're investing in:
• A patent-protected, no-code, 30-minute training platform for robots
• Physical AI built on one of the largest real-world datasets ever collected
• 40+ robots deployed at NVIDIA, Microsoft, Intel, Mayo Clinic, and more
• $7M+ in cumulative revenue and $13.38M raised
• An all-star team with previous Amazon acquisitions

Physical AI is hitting an inflection point. The $476B market is moving fast, and Artly has already captured a piece with enterprise customers, live deployments, and 1.2M real-world data points making the platform smarter every day.

We've been here before. We're going bigger.

Early access is limited. Reserve your spot → www.startengine.com/artly

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING"